ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

DATED AS OF MARCH 26, 2024

SUITE 1640 - 1066 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3X1

PRELIMINARY NOTES

In this Annual Information Form (the "AIF"):

(i) references to the "Company" or "Galiano" mean Galiano Gold Inc. and its subsidiaries, unless the context requires otherwise;

(ii) references to the "AGM" mean the Asanko Gold Mine;

(iii) the Company uses the United States dollar as its reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to "$" mean United States dollars and any references to "C$" mean Canadian dollars;

(iv) the Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board;

(v) all figures and descriptions as they relate to the Company are on a 100% basis, unless otherwise indicated;

(vi) production results are in metric units, unless otherwise indicated; and

(vii) all information in this AIF is as of December 31, 2023, unless otherwise indicated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operate. Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;

  the Company's operating plans for the AGM;

  the estimation of Mineral Reserves and Mineral Resources;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  operating costs with respect to the operation of the AGM;

  capital expenditures that are required to sustain and expand mining activities;

  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;

  the timing, costs and project economics associated with the Company's development plans for the AGM;

  estimates regarding the AGM's consumption of key reagents and consumables;

  the mine sequencing of mineral deposits;

  any additional work programs to be undertaken by the Company;

  longer‐term costs savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;

  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

  the optimization of the AGM's plant performance;

  performance of stockpiled ore above management's forecast;

  timing of delivery of higher grade ore from the Abore pit;

  the Company's planned and future drilling programs, including at Abore, Midras South, Nkran, Akwasiso, Gyagyatreso and Kaniago West;

  the timing of the development of new deposits;

  the ability of the AGM to maintain current inventory levels;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  renewal of exploration licenses;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  operating cash flows;

  government regulation of mining operations;

  environmental risks and remediation measures;

  expected timing for implementation of the GISTM (as defined herein);

  advancement and implementation of the Company's sustainability program;

  implementation of the CSSB’s and SEC's ESG disclosure rules;

  climate change adaptation plan and related energy efficient initiatives;

  alignment with International Council on Mining and Metals' Mining Principles;

  unanticipated reclamation expenses;

  changes in accounting policies and resulting impact on disclosure;

  higher mined grades than plant feed grades;

  title disputes or claims; and

  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;

  metallurgical recoveries may not be economically viable;

  LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;

  risks related to the expected benefits of the Acquisition (as defined herein);

  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

  inflationary pressures and the effects thereof;

  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

  risks related to artisanal and illegal mining activities at or near the AGM;

  the Company's mineral properties may experience a loss of ore due to illegal mining activities;

  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;

  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

  the Company may be unsuccessful in attracting and retaining key personnel;

  labour disruptions could adversely affect the Company's operations;

  local community disruptions could adversely affect the Company's operations or planned development;

  recoveries may be lower in the future and have a negative impact on the Company's financial results;

  the Company's business is subject to risks associated with operating in a foreign country;

  risks related to the Government of Ghana defaulting on local and international bonds;

  risks related to the Company's use of contractors;

  the hazards and risks normally encountered in the exploration, development and production of gold;

  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

  the Company's operations and workforce are exposed to health and safety risks;

  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

  the Company's title to exploration, development and mining interests can be uncertain and may be contested;

  geotechnical risks associated with the design and operation of a mine and related civil structures;

  the Company's properties may be subject to claims by various community stakeholders;

  risks related to limited access to infrastructure and water;

  risks associated with establishing new mining operations;

  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

  the Company may not be able to secure additional financing when needed or on acceptable terms;

  the Company's shareholders may be subject to future dilution;

  risks related to changes in interest rates and foreign currency exchange rates;

  risks relating to credit rating downgrades;

  changes to taxation laws applicable to the Company may affect the Company's profitability;

  ability to repatriate funds;

  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

  risks related to information systems security threats;

  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;

  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

  risks associated with changes in reporting standards;

  the Company may be liable for uninsured or partially insured losses;

  the Company may be subject to litigation;

  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;

  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

  the Company must compete with other mining companies and individuals for mining interests;

  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

  the Common Shares (as defined herein) may experience price and trading volume volatility;

  the Company has never paid dividends and does not expect to do so in the foreseeable future;

  the Company's shareholders may be unable to sell significant quantities of the Company's Common Shares into the public trading markets without a significant reduction in the price of its Common Shares, or at all; and

  the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, this AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the price of gold will not decline significantly or for a protracted period of time;

  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues and/or its financial condition;

  the ability of the Company to comply with applicable governmental regulations and standards;

  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the Company in implementing its development strategies and achieving its business objectives;

  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and

  the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

GLOSSARY

The Company uses the following defined terms in this AIF:

2023 Technical Report	The technical report entitled the "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana", effective as of December 31, 2022, filed on SEDAR+ on March 28, 2023.
AGA	Anglogold Ashanti.
AGGL	Asanko Gold Ghana Ltd., a 90% owned Ghanaian affiliate of Galiano. The Government of Ghana has a 10% free-carried interest in AGGL under Section 8 of the Ghanaian Mining Act.
AGM	The Asanko Gold Mine located in Ghana, West Africa. The AGM is also known as the "Project". The Company holds a 90% net interest in the mine with the Government of Ghana holding a 10% free-carried interest.
AIF	Annual Information Form.
AISC	All-in-sustaining costs.
AISC/oz (all-in sustaining cost per ounce of gold)	This is a non-IFRS financial measurement which the Company has adopted using World Gold Council's guidance for calculation of this number. AISC include total cash costs, overhead expenses, sustaining capital expenditure, capitalized sustaining stripping costs, reclamation cost accretion, and lease payments and interest expense on the Company's mining and service lease agreements for each ounce of gold sold. AISC/oz is intended to assist the comparability of the operations of the Company with those of other gold producers who disclose operating results using the same or similar guidance standards.

See "Non-IFRS Measures".
Au	Chemical symbol for gold.
BCBCA	Business Corporations Act (British Columbia).
Board	The Company's board of directors.
C	Chemical symbol for carbon.
C$	Canadian dollars.

Carbon-in-leach process or "CIL"	A process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, adsorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold adsorption are done simultaneously in the same stage compared with CIP where the gold-adsorption stage follows the gold-leaching stage.
CGU	Cash-generating unit.
CIL	Carbon-in-leach.
CIM Council	Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Definition Standards	CIM Definition Standards on mineral resources and reserves.
CNWAD	Weak acid dissociable, often used with reference to cyanide concentrate.
Common Shares	Common shares in the capital of the Company.
concentrate	A product containing the valuable metal and from which most of the waste material in the ore has been eliminated.
COS	Crushed ore stockpile.
CSA Global	CSA Global Pty Ltd., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
cut-off grade	The lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.
Cyanide Code or "ICMC"	International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold.
depletion	The decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production during a particular period.
dilution	An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.
DSFA	The Definitive Senior Facilities Agreement with Red Kite, which was fully drawn for a total of $150 million plus $13.9 million in unpaid interest that was accrued up to May 2016. The DSFA was fully repaid on July 31, 2018 upon the completion of the joint venture transaction with Gold Fields.

Eldorado	Eldorado Gold Corporation.
EPA	The Ghanaian Environmental Protection Agency.
ESIA	Environmental and Social Impact Assessment.
Exchange Act	The United States Securities Exchange Act of 1934, as amended.
FVLCS	Fair value less cost to sell.
g/t Au	Reference to ore grade in terms of grams of gold per tonne (1 g/t is equivalent to one part per million).
Galiano or the "Company"	Galiano Gold Inc. and its subsidiaries.
GC	Grade control.
Ghana	The Republic of Ghana.
Ghanaian Mining Act	The Ghanaian Minerals and Mining Act of 2006.
GISTM	Global Industry Standard on Tailings Management
Gold Fields	Gold Fields Limited, the ultimate parent of the affiliates which formerly owned a 45% net interest in the AGM and, as of the date of this AIF, holds a 19.9% equity interest in Galiano.
grade	The relative quantity or percentage of metal or mineral content.
GRI	Global Reporting Initiative
hedge	A risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.
hedging	The current purchase or sale of a future interest in a commodity made to secure or protect the future price of a commodity as revenue or cost and secure cash flows.
ICMC	International Cyanide Management Code
IFRS	International Financial Reporting Standards.
IP	Induced Potential.
IT	Information technology.
ITRP	Independent Tailings Review Panel
JV	The former AGM joint venture, a 50:50 joint arrangement with Gold Fields within which the AGM was formerly owned and operated. The Company was the manager and operator of the JV and held a 45% economic interest in the JV, with Gold Fields formerly holding a 45% economic interest and the remaining 10% representing the government of Ghana's free-carried interest.
Leapfrog	Leapfrog Geo software.

LOM	Life of mine.
MD&A	Management's Discussion & Analysis.
MOP	Mine Operating Permits.
Moz	Million ounces.
MRE	Mineral resource estimate.
Mt	Million tonnes.
Mtpa	Mt per annum.
NCIB	A Normal Course Issuer Bid.
NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.
Nordic	Nordic Mines AB.
NPV	Net present value, the value of projected future cash flow streams discounted to reach a present value.
NSR	Net smelter returns, a proxy for the value to be received from refined minerals produced and shipped from the AGM.
NYSE American	The NYSE American, formerly known as the NYSE MKT and prior to that the NYSE Amex.
OC	Organic carbon.
OK	Ordinary Kriging.
ounce	Refers to one troy ounce ("oz"), which is equal to 31.1035 grams.
Phase 1	The construction of a 3 Mtpa CIL ore processing facility and bringing the first pit, Nkran, into production.
PMI	PMI Gold Corp. which was acquired by Galiano in 2014 and which previously developed the Obotan deposit.
Project	The Asanko Gold Mine, also known as the "AGM".
Prospectus	Final short form base shelf prospectus filed on December 21, 2022.
Q	Refers to a fiscal quarter.

Qtz	Quartz.
Qualified Person or "QP"	An individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully described in NI 43-101.
QV	Quartz veins.
RC	Reverse circulation (a method of drilling).
recovery	The proportion of valuable material obtained during mining or processing, generally expressed as a percentage of the material recovered compared to the total material present.
Red Kite	A special purpose lending vehicle of RK Mine Finance Trust I, the counterparty to the DSFA.
Resolute	Resolute Mining Limited.
RMB	Rand Merchant Bank.
ROM	Run of mine.
royalty	Cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.
S	Chemical symbol for sulphur.
SAG	Semi-autogenous grinding (ore is tumbled to smash against itself).
SASB	Sustainability Accounting Standards Board
SEDAR+	System for Electronic Document Analysis and Retrieval+ available on the Internet at www.sedarplus.ca (the Canadian securities regulatory filings website).
SEC	The United States Securities and Exchange Commission.
SGS	Sequential gaussian simulation.
SRK	SRK Consulting Inc., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
SSR Mining	SSR Mining Inc.
SO2	Sulfur dioxide.

SOX	Sarbanes-Oxley Act.
stripping	In mining, the process of removing overburden or waste rock to expose ore.
tailings	The material that remains after metals or minerals considered economic have been removed from ore during processing.
TSF	Tailings Storage Facility, a containment area used to deposit tailings from milling.
tonne	Commonly referred to as the metric ton in the United States, is a metric unit of mass equal to 1,000 kilograms; it is equivalent to approximately 2,204.6 pounds, 1.102 short tons (US) or 0.984 long tons (imperial).
TSX	Toronto Stock Exchange.
volatility	Propensity for variability. A market or share is considered volatile when it records rapid variations in trading volume and/or price.
VTEM	Versatile Time Domain Electromagnetic geochemistry anomalies.
WSF	Waste storage facilities.

GLOSSARY OF CERTAIN TECHNICAL TERMS

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101.

This AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards adopted by the CIM Council, as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Definition Standards, which were adopted by the CIM Council on May 10, 2014:

feasibility study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the Project. The confidence level of the study will be higher than that of a pre-feasibility study.

Indicated Mineral Resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a probable mineral reserve.
Inferred Mineral Resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
Measured Mineral Resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.
mineral reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.
mineral resource	A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors	Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
pre-feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.
probable mineral reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
proven mineral reserve	The economically mineable part of a Measured Mineral Resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING DISCLOSURE OF RESOURCE ESTIMATES

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and MREs included in this AIF, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 under the BCBCA. The Company completed the acquisition of PMI on February 6, 2014 by way of a court approved plan of arrangement transaction. The Company changed its corporate name to Galiano Gold Inc. effective April 30, 2020.

The Company's principal business activity is the operation of the AGM and exploration and development of its mineral property interests, located on the Asankrangwa gold belt in Ghana. In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

The Common Shares trade in Canada on the TSX and in the United States on the NYSE American, each under the symbol "GAU". The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. The Company's Common Shares are registered under Section 12(b) of the Exchange Act.

The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company's Canadian head office is located at Suite 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Inter-corporate Relationships

The Company had the following interests in affiliates and subsidiaries as of the date of this AIF:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Ltd.	Ghana	90%
Adansi Gold Company (GH) Ltd.	Ghana	100%
Asanko Gold Exploration (Ghana) Ltd.	Ghana	100%
Shika Group Finance Limited	Isle of Man	100%
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%
Galiano International (Isle of Man) Ltd.	Isle of Man	100%
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%
BUK West Africa Limited	United Kingdom	100%
Galiano Gold Exploration Mali SARL	Mali	100%
GFI Netherlands B.V.	Netherlands	100%

The Company's inter-corporate relationships with its subsidiaries and affiliates as of the date of this AIF are illustrated in the chart below1:

1 On March 4, 2024, the Company acquired from Gold Fields the remaining 45% joint venture interest in the AGM and as a result, as of the date of this AIF, the Company holds a 90% interest in Asanko Gold Ghana Ltd., a 100% interest in Adansi Gold Company (GH) Ltd., and a 100% interest in Shika Group Finance Limited. The Government of Ghana continues to retain a 10% free-carried interest in Asanko Gold Ghana Ltd.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Summary

The Company is Canadian-incorporated and headquartered. The Company's vision is focused on building a sustainable business capable of long-term value creation for its stakeholders through a combination of development of mineral properties, exploration, accretive acquisitions and the disciplined deployment of its financial resources.

The Company's principal asset is its interest in the AGM located in Ghana, West Africa. The Company holds a 90% interest in the AGM. The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase. The mine has been developed in phases. The first phase comprised the construction of a 3Mtpa CIL ore processing facility and bringing the first pit, Nkran, into production ("Phase 1"). Phase 1 was financed in part by a DSFA with Red Kite in the amount of $150.0 million plus $13.9 million in unpaid interest. The second phase comprised bringing the Esaase pit into production and increasing the capacity of the processing plant to 5.4Mtpa. Gold production commenced in January 2016, commencement of commercial production was declared on April 1, 2016, and the operation reached steady‐state production levels by the end of the second quarter of 2016, which continued through 2022.

On March 29, 2022, the Company announced that it would be temporarily deferring mining operations and transitioning to processing existing stockpiles, while technical work to support a mineral reserve at the AGM was ongoing. Mining continued at Akwasiso Cut 3 and Esaase Cut 3 until their depletion later in 2022. The process plant continued to operate at full capacity (5.8 Mtpa) throughout the year, processing a portion of the existing 9.5 Mt of stockpiles to supplement periods when mined material was unavailable.

On February 22, 2023, the Company announced the results of an independent Feasibility Study for the AGM, which included the reinstatement of mineral reserves. The independent Feasibility Study formed the basis of a new LOM plan for the AGM, the details of which were published in the AGM's 2023 Technical Report filed on March 28, 2023. The new LOM plan outlined a mine life of 8.5 years, averaging gold production of 217,000 ounces per year, with an after tax NPV of $343 million (using a 5% discount rate and gold price of $1,700/oz).

Fiscal 2021 (Year ended December 31, 2021)

On February 25, 2022, the Company reported detecting an increase in gold grades in tailings product leaving the processing facility at the AGM. The assays indicated total gold grades of approximately 0.40 g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10 g/t. Consequently, gold recovery was negatively impacted. The technical report entitled “NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)”, effective as of December 31, 2019, filed on SEDAR on June 11, 2020, described areas of the Esaase pit that were expected to yield lower recovery, and it was expected that material mined from these areas were causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company worked to better understand the cause(s), magnitude and impact of the observed lower recovery. The Company initiated a work program designed to ascertain the cause of the elevated grade in the tailings product. See “Fiscal 2022” year summary for the outcomes of this work.

In the technical report entitled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana", effective as of February 28, 2022, filed on SEDAR on March 29, 2022, the AGM was not in a position to declare mineral reserves as a result of the metallurgical uncertainty of the material mined from Esaase (as described above), and the Company considered this to represent an indicator of impairment of the mineral properties, plant and equipment of the AGM. Accordingly, the Company assessed the recoverable amount of the AGM, and determined that the carrying value of the AGM's single cash generating unit exceeded its fair value, and an impairment charge of $153.2 million was recognized for the year ended December 31, 2021 (the Company's share of which was $68.9 million). In addition, as a result of lower expected recovery, the AGM also recorded a $22.8 million write-down of stockpile inventory to net realizable value.

The Company recorded its share of the AGM's net losses for the year ended December 31, 2021 of $51.5 million, which reduced the carrying value of the Company's investment in the AGM JV to $7.6 million as at December 31, 2021.  Furthermore, the value attributed to the Company's preference shares was $72.4 million (compared to the par value of $132.4 million) as at December 31, 2021.

The Company's management considered that the above noted impairment considerations identified at the JV level were also applicable to the carrying value of the Company's equity investment in the AGM JV. When considering the capital structure of the JV, specifically the face value of the preference shares, management concluded that the fair value attributed to the preference shares was indicative that no additional value would be available to equity interests in the JV. Accordingly, management estimated the recoverable amount of the Company's equity investment in the JV to be nil at December 31, 2021, and as a result recognized an impairment charge of $7.6 million for the year ended December 31, 2021.

During 2021, the Company continued to focus on the operation of the AGM, sourcing the majority of its ore from the Esaase deposit, with additional mining commencing at Akwasiso Cut 3. Despite under performance of the mine, a positive gold price environment enabled the JV to return $5 million to the Company.

During 2021, the AGM produced 210,241 ounces of gold, below revised production guidance of 215,000‐220,000 ounces, at an AISC/oz of $1,431 (in line with revised guidance as of Q3 2021 of $1,350 - $1,450/oz).  The AGM sold 216,076 ounces of gold at an average realized gold price of $1,767/oz for gold proceeds of $381.7 million. Revenues of $382.4 million also included $0.7 million of by-product revenue.

At the AGM the following exploration programs were undertaken during the year to evaluate the current and potential mineralization of each project to improve the MRE and to assess the broader potential of each project.

  Dynamite Hill Extension - During 2021, 30 holes were completed totaling 6,110m.

  Miradani North – located 10km south-west of the processing plant and was initially drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with detected mineralization extending at depth and along strike. Phase 3 drilling was completed in Q2 2021, with 19,609m completed in 83 holes over three phases of drilling from Q1 2019 to Q2 2021.

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  During 2021, 39 holes were completed with 5,458m drilled at Abore North and West, with the intent of fully testing the mineralization to the north and west. Mineralization remains open to testing at depth, with several high-grade shoots identified during drilling, plunging steeply to the north.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. During 2021, 19 holes were completed totaling 3,724m.

  Kaniago West - located 5km northwest of the processing plant and previously explored by the predecessor owner. During the year, 27 holes were completed for a total 4,508m.

For more details on the exploration results from the programs undertaken in 2021 please refer to the MD&A for the year ended December 31, 2021, available on the Company's profile at www.sedarplus.ca.

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the Cyanide Code, which is recognized as an international best practice.

During Q2 2021, the Company announced that Greg McCunn had stepped down as Chief Executive Officer and as a director of the Company.  Matt Badylak, the Company’s then Chief Operating Officer, was appointed to the position of Chief Executive Officer and also joined the Board.

During Q3 2021, the Company appointed Ms. Dawn Moss to the Board as a Non-Executive Director effective September 15, 2021. Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE.

Fiscal 2022 (Year ended December 31, 2022)

On February 25, 2022, the Company reported that the AGM experienced lower than expected recoveries in Q1 2022 (as described above). Subsequent to the announcement, an extensive drilling campaign was completed to provide representative samples for metallurgical testing. On September 29, 2022, the Company announced that metallurgical test work has been completed by an independent third party consisting of lab scale CIL bottle roll tests conducted on a total of 8 bulk composites derived from mineralized drill core increments from the metallurgical drilling campaign. The composites were selected to represent variations in lithological domains, oxidation states, visually logged carbon and gold grade. Overall weighted average gold recoveries of 87% were achieved for the Esaase deposit. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

On March 29, 2022, the Company announced that it planned to temporarily defer mining operations at the AGM and to transition to processing existing stockpiles while technical work to support a mineral reserve at the AGM was ongoing. Mining was to continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion in Q2 2022. Following this, the process plant was expected to continue to operate at full capacity (5.8 Mtpa) processing a portion of the existing 9.5 Mt of stockpiles. Temporarily transitioning to processing stockpiles provided the opportunity to:

  preserve the higher grade mineral resources at the AGM until the metallurgical recovery at Esaase was better understood (completed in Q3 2022 as described above);

  advance further exploration activities at near-mine targets with the aim of enhancing the short-term operating plan; and

  develop additional initiatives with the aim of maximizing the value from all deposits on the land package, including: additional testwork to further the understanding of metallurgy and geometallurgy at Esaase, evaluating process optimization, and optimizing mine sequencing.

In light of the changing nature of operations at the AGM, the JV completed a process of right sizing its workforce. Severance notifications were issued to the entire workforce and those personnel still required were retained with new employment contracts. Despite upfront severance costs associated with the restructuring, management expects to realize longer-term cost savings and a more streamlined and efficient operation going forward. For the year ended December 31, 2022, the AGM realized labour cost savings of $9.7 million resulting from the workforce restructuring. Following the strong financial and operational performance of the AGM in 2022, the AGM had settled all outstanding obligations relating to the workforce restructuring as of December 31, 2022.

During 2022, the Company continued to focus on the operation of the AGM, sourcing the majority of its material from the Akwasiso and Esaase deposits and existing stockpiles. The AGM produced 170,342 ounces, achieving the upper end of revised guidance of 160,000 to 170,000 ounces, at an AISC/oz of $1,346. The AGM sold 167,849 ounces of gold at an average realized gold price of $1,767/oz for gold proceeds of $296.5 million. Revenues of $297.1 million also included $0.6 million of by-product silver revenue.

At the AGM the following exploration programs were undertaken during the year to evaluate the current and potential mineralization of each project to improve the MRE and to assess the broader potential of each project.

  Nkran Cut 3 - the JV completed an infill drill program during Q2 2022 with 24 holes drilled totaling 8,116m. The results of this drilling campaign were incorporated into the AGM's 2023 Technical Report.

  Nkran Deep Directional Drilling - the JV commenced a deep directional drill program to explore the underground potential at the Nkran deposit. Phase 1 of the drill campaign was completed in Q3 2022 and during the year 6,083m from 2 pilot holes yielding 8 directional (daughter) holes.

Drilling highlights at Nkran Deeps were reported in the Company's news release dated September 8, 2022, including details on the drilling results, data verification and quality assurance and quality control measures. Several mineralized intercepts indicated grades and widths that may be amenable to underground mining.  Geotechnical work is ongoing to assess the feasibility of underground mining, the results of which will impact any further drilling being contemplated.

  Esaase - the JV completed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. During the year, 68 holes were drilled for 11,579m.  The results of this drilling campaign were incorporated into the AGM's 2023 Technical Report.

  Abore - the JV completed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. During the year, 89 holes were drilled totaling 15,933m. The results of this drilling campaign were incorporated into the AGM's 2023 Technical Report.

  Miradani North - located 10km south-west of the processing plant. The JV completed a low angle drill program targeting the conversion of near surface inferred resources to the measured and indicated category. The drill program was completed in Q3 2022. During the year, 19 holes were drilled for 4,141m. The results of this drilling campaign were incorporated into the AGM's 2023 Technical Report.

  Midras South - located 5km south-west of the processing plant. The JV planned a 21,900m drill program targeting definition of the deposit as well as extensions to the south and at depth. Similar in character to Esaase and Kaniago West, mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite. Previous drill results were reported in the Company's news release dated January 18, 2022. Refer to this news release for additional information regarding these drill results, including data verification and quality assurance and quality control measures.  During the year, 74 holes were drilled for 8,668m along the South Extension, Takorase and West trends.  The results of the 2022 drilling campaigns were included in the AGM's 2023 Technical Report and a maiden inferred resource estimate was reported for Midras South with 5.4Mt at 1.32 g/t for 232,000 ounces contained gold.

For more details on the exploration results from the programs undertaken in 2022 please refer to the MD&A for the year ended December 31, 2022, available on the Company's profile at www.sedarplus.ca.

Marcel De Groot and Shawn Wallace did not stand for re-election at the Company's 2022 Annual General Meeting, and Greg Martin, former Chief Financial Officer of SSR, was elected as director effective June 2, 2022.  Mr. Martin has over 20 years of mining experience, currently Chief Financial Officer of Nevada Copper Inc., and holds an MBA from the University of Western Ontario and is a designated CPA, CGA.

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Mr. Di Trapani departed the Company on April 14, 2022, following which Mattew Freeman was appointed as Chief Financial Officer, in line with the Company's succession plan.

On August 4, 2022, Chris Pettman joined the Company as Vice President Exploration. Mr. Pettman has over 15 years of exploration experience in a wide variety of geologic settings and deposit types.  Most recently he worked as Exploration Manager, Canada for Rio Tinto and previously as Chief Geoscientist at Chinalco Rio Tinto Exploration.

The Company considered the positive results received from the Esaase metallurgical test work (described above) and reinstatement of mineral reserves at the AGM as of December 31, 2022 to be indicators that the impairment recorded at December 31, 2021 may have decreased or no longer exists.  Accordingly, the Company assessed the recoverable amount of the AGM CGU, which was based on the higher of management's estimates of the FVLCS and value-in-use. The FVLCS was estimated based on the AGM's discounted LOM cash flow projections, fair value of mineral resources beyond proven and probable reserves and estimated costs to sell.

The recoverable amount of the AGM CGU (on a 100% basis) was estimated to be $171.0 million compared to a carrying value of $107.8 million at December 31, 2022. Accordingly, an impairment reversal on mineral properties, plant and equipment of $63.2 million was recognized at the AGM for the year ended December 31, 2022 (the Company's share of which was $28.5 million). Refer to note 9(iv) of the Company's consolidated annual financial statements for the years ended December 31, 2022 and 2021 for the significant assumptions and judgements applied by management in estimating the recoverable amount of the AGM CGU.

The Company recorded its share of the AGM's net earnings for the year ended December 31, 2022 of $46.5 million, and further reversed a $7.6 million impairment charge on its equity investment in the JV as of December 31, 2022 due to the reinstatement of mineral reserves by the AGM.  As of December 31, 2022, the carrying value of the Company's equity investment in the JV was $54.1 million. Furthermore, the value attributed to the Company's preference shares in the JV was $66.8 million (compared to the par value of $132.4 million) as at December 31, 2022.

Fiscal 2023 (Year ended December 31, 2023) and events in 2024 to date

On February 6, 2023, the Company reported that two contractors had been fatally injured following a traffic accident at the AGM. AGM emergency services responded to the incident near the TSF where two contractors were pronounced deceased at the scene. The Company worked alongside its contractor to ensure everyone impacted by the incident was provided the required support and counseling needed. Efforts were immediately initiated to further reinforce the sustained Company commitment to Zero Harm and industry best practices in safety culture.

On February 22, 2023, the Company published the results of an independent Feasibility Study report prepared by SRK for the AGM, which included the reinstatement of mineral reserves and demonstrated an improved long-term outlook for the mine.  Following this on March 28, 2023, the Company filed the 2023 Technical Report, which is available on the Company's profile at www.sedarplus.ca.  Highlights of the AGM's 2023 Technical Report include:

  Proven mineral reserves of 7.2 Mt at 0.67 g/t for 0.2 Moz gold contained and probable mineral reserves of 41.7 Mt at 1.43 g/t for 1.9 Moz gold contained. Mineral reserves were reported assuming a gold price of $1,500/oz.

  Measured Mineral Resources of 7.4 Mt at 0.67 g/t for 0.2 Moz gold contained and Indicated Mineral Resources of 75.0 Mt at 1.39 g/t for 3.3 Moz gold contained, inclusive of mineral reserves. Mineral resources were reported assuming a gold price of $1,800/oz.

  Inferred Mineral Resources of 25.1 Mt at 1.34 g/t for 1.1 Moz gold contained.

  21% increase in total Measured and Indicated ounces and a 251% increase in total Inferred ounces compared to the previous technical report dated February 28, 2022.

  Diversified feed source with 4 main open-pit mining areas: Abore, Miradani North, Esaase and Nkran, and 2 satellite deposits: Dynamite Hill and Adubiaso.

  Robust mine economics with a $478 million pre-tax NPV (at a 5% discount rate) and a $343 million after-tax NPV (at a 5% discount rate), applying a $1,700/oz gold price.

  Low cash costs: $905/oz average total cash costs and $1,143/oz average AISC over the LOM.

  Increased production profile: annual average gold production of 254,000oz from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

  Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

For further information regarding the updated mineral reserve and MREs, please see the "Mineral Properties" section of this AIF.

During 2023, the Company continued to focus on the operation of the AGM, sourcing its mill feed exclusively from existing stockpiles. The AGM produced 134,077 ounces, exceeding the upper end of revised guidance of 120,000 to 130,000 ounces, at an AISC/oz of $1,522. The AGM sold 134,163 ounces of gold at an average realized gold price of $1,908/oz for gold proceeds of $255.9 million. Revenues of $256.5 million also included $0.6 million of by-product silver revenue.

The AGM recommenced mining operations on October 1, 2023, in accordance with the LOM plan. Waste stripping activities at Abore are ongoing and is scheduled to deliver higher grade mill feed, as compared to the current stockpile processing, midway through of 2024. Work continued at the JV level to identify and execute on additional mine planning and cost optimization opportunities.

Gordon Fretwell did not stand for re‐election at the Company's 2023 annual general meeting and as such resigned as a director of the Company effective June 1, 2023.

On April 1, 2023, Krista Muhr joined the Company as Senior Vice President, Investor Relations. Mrs. Muhr brings 20 years of experience working with public companies in the global metals and mining sector with strong ESG (as defined herein) and capital market credentials at senior levels.

On April 17, 2023, the Company announced that it changed its auditors from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor"). The Former Auditor resigned effective April 11, 2023. The Board appointed the Successor Auditor effective April 11, 2023.

The Company holds a district-scale land package of 476km2 on the prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken during 2023 to evaluate the current and potential expanded mineralization of several of the AGM's deposits to improve the MRE and to assess the broader potential of these deposits. Additionally, work was undertaken to identify new growth targets across the wider regional AGM tenements.

  Nkran South - a phase 1 drilling program was completed during the year to upgrade a zone of inferred Mineral Resources at the south end of the deposit and determine the potential for growth in the open pit Mineral Reserves. In addition to the potential expansion of Mineral Reserves, the Company is incorporating the drilling results into the Nkran underground study that is currently underway. As of December 31, 2023, 13 holes were completed for 6,689 meters ("m").

Based on the positive results the Company has confirmed the primary mineralized zones at Nkran are contiguous and remain open at the southern end of the deposit. The mineralized zones currently extend up to 185m immediately along strike to the south of the proposed Nkran Cut 3 pit shell. Drilling highlights from the Nkran South program included the following:

  Hole NKPC22-111: 19m @ 3.0 g/t gold from 567m
  Hole NKPC22-114W1: 18m @ 2.6 g/t gold from 361m
  Hole NKPC23-116: 19.5m @ 1.6 g/t gold from 451m
  Hole NKPC23-118: 9m @ 5.9 g/t gold from 565m
  Hole NKPC23-119: 19m @ 1.3 g/t gold from 483m and 7m @ 5.6 g/t gold from 324m

Refer to the Company's news release dated October 25, 2023 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

  Abore - an infill drilling program has been initiated to convert inferred Mineral Resources below the current Mineral Reserve pit shell and the infilling zones within the current $1,800/oz Mineral Resource pit shell to the Indicated Mineral Resource category. The initial program consisted of a planned 63 holes totaling approximately 15,800m, but was expanded based on positive drilling results.  As of December 31, 2023, 84 holes were completed for 22,470m.

Early results returned strong intercepts outside the current reserve pit shell including 36m @ 2.1 g/t gold from 278m and 21m @ 2.6 g/t gold from 226m, highlighting potential pit expansion opportunities. Refer to the Company's news release dated October 25, 2023 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

Subsequently, further results from this drilling were highlighted by the discovery of a new high-grade zone in the southern portion of the deposit and better than expected results spanning the entire 1,600 metre strike length of Abore. The Abore infill drilling programme consisted of 84 holes totaling 22,470 metres.  Highlighted intercepts from the 2023 Abore infill drilling included:

  Hole ABPC23-224: 45 metres @ 12.4 g/t gold from 191m
  Hole ABPC23-226: 37 metres @ 10.6 g/t gold from 199m
  Hole ABPC23-239: 54 metres @ 3.3 g/t gold from 207m
  Hole ABPC23-228: 41 metres @ 3.3 g/t gold from 191m
  Hole ABPC23-246: 18 meters @ 8.2 g/t gold from 172m
  Hole ABPC23-259: 24 meters @ 5.4 g/t gold from 263m
  Hole ABPC23-223: 27 meters @ 4.2g/t gold from 246m
  Hole ABPC23-228: 41 metres @ 3.3 g/t gold from 191m
  Hole ABPC23-213: 20 meters @ 4.5 g/t gold from 166m
  Hole ABPC23-241: 23 meters @ 3.8 g/t gold from 156m
  Hole ABPC23-249: 19 meters @ 4.0 g/t gold from 273m

The Abore infill drilling results will be incorporated into an updated Abore Mineral Resource and Mineral Reserve estimate, which will inform any pit optimizations or redesigns. Refer to the Company’s news release dated March 11, 2024 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

  Midras South - the Midras South deposit lies approximately 5 kilometers south of the AGM processing plant along the Takorase - Afraso shear zone. An infill drilling program for inferred Mineral Resources has been initiated to upgrade the primary mineralized zones to the indicated Mineral Resource category to advance the deposit towards a potential maiden Mineral Reserve estimate. This initial phase consisted of a planned 77 holes totaling approximately 7,400m and was drilled along vertical fences, spaced approximately 30m apart.  As of December 31, 2023, 52 holes have been completed for 5,061m. Two of the fertile structural trends that host mineralization at Midras South also remains open along strike and are considered targets for further exploration drilling.

Drilling highlights from the Midras South program included the following:

  Hole MSRC23-253: 28m @ 1.2 g/t gold from 24m
  Hole MSRC23-257: 10m @ 2.6 g/t gold from 18m
  Hole MSRC23-258: 12m @ 2.5 g/t gold from 5m
  Hole MSRC23-284: 18m @ 4.0 g/t gold from 7m
  Hole MSRC23-285: 3m @ 26.6 g/t gold from 24m
  Hole MSRC23-287: 17m @ 2.3 g/t gold from 24m

Refer to the Company's news release dated October 25, 2023 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

  Gyagyatreso - the Gyagyatreso deposit is located approximately 4 kilometers northwest of the AGM processing plant. A drill program has been planned to test for potential near surface mineralization along the Esaase-Abore-Kaniago shear trend. This initial phase consisted of a planned 68 holes totaling approximately 7,100m.  As of December 31, 2023, 55 holes have been completed for 5,783m. Drilling highlights from the Gyagyatreso program included the following:
  Hole GYDD23-004: 20m @ 1.7 g/t gold from 32m
  Hole GYDD23-011: 13m @ 1.3 g/t gold from 42m
  Hole GYDD23-038: 11m @ 3.6 g/t gold from 98m
  Hole GYDD23-045: 38m @ 2.0 g/t gold from 20m

Drill results received to date demonstrate that mineralization is present over at least 2 kilometers of strike length. The full extent of the surficial geochemical anomaly has not yet been tested and mineralization remains open along strike to the southwest and northeast. Refer to the Company's news release dated October 25, 2023 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

  Akwasiso - a drill program has been planned to evaluate the underground potential of the Akwasiso deposit. The program consists of 4 deep holes totaling approximately 2,500m which was completed as planned during the quarter. Results of the drilling have better delineated the shape of the Akwasiso intrusive at depth and will be used to evaluate future opportunities.
  Kaniago West - Drilling at Kaniago West is aimed at evaluating the strike and depth extent of the deposit in order to assess potential economic viability. As of December 31, 2023, 17 holes have been completed for 5,204m. Modeling of these results will be conducted in 2024 in order to assess the viability of a potential resource at Kaniago West.

In addition to the drill programs above, the JV also initiated geophysical surveys and soil sampling programs on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets. Highlights of this work include the identification of significant surficial geochemical targets at the Sky Gold B and Aburi concessions, where follow up work and potential drill testing is planned for 2024.

For more details on the exploration results from the programs undertaken in 2023 please refer to the MD&A for the year ended December 31, 2023, available on the Company's profile at www.sedarplus.ca.

On March 3, 2024, the Company reported an incident occurred at the AGM following an interaction between a group of illegal miners and contracted security officers on AGM's mining lease near the township of Tontokrom. Two security officers and a civilian were killed in the attack by illegal miners. Given the distance between the processing plant and the mining leases to the south, operations at the AGM were unaffected. Further investigations are ongoing, and the Company will continue to work closely with local law enforcement agencies and relevant authorities to ensure the safety of employees and community members.

Acquisition of Gold Fields' 45% interest in AGM JV (the "Acquisition")

The Company announced on December 21, 2023 it had entered into a binding share purchase agreement (the "SPA") with Gold Fields to acquire its 45% interest in the AGM JV, increasing Galiano's equity interest in the AGM to 90%.  Under the terms of the SPA, total consideration payable to Gold Fields was comprised of the following:

  $65.0 million cash payment on closing of the Acquisition, equivalent to Gold Fields' effective interest in the cash balance at the JV;

  the issuance of 28.5 million common shares of the Company on closing of the Acquisition, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;

  $55.0 million of deferred consideration comprised of a:
    $25.0 million cash payment on or before December 31, 2025; and
    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration").

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields also received a 1% net smelter return royalty (the "Nkran Royalty") on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

On March 4, 2024, the Company successfully closed the Acquisition. The Company now holds a 90% interest in the AGM with the Ghanian government holding the remaining 10%. Upon closing of the Acquisition, Galiano entered into an amended investor rights agreement with Gold Fields, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition. Additionally, upon closing, the joint venture agreement with Gold Fields was terminated.

Specialized Skill and Knowledge

Various aspects of the mining business of the Company require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction, health and safety and implementation of exploration programs as well as finance, governance, risk management and accounting. Much of the specialized skill and knowledge is provided by the management and operations team of the Company. The Company also retains outside consultants with additional specialized skills and knowledge, as required. In the event that the Company loses access to this specialized skill and knowledge, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Galiano competes with other mineral resource companies for financing, for the acquisition of new mineral properties, for the recruitment and retention of qualified employees and other personnel, as well as operating supplies. Many of the mineral resource companies with which Galiano competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

The Company's revenues may be significantly affected by changes in commodity demand and prices. The ability of the Company to fund ongoing exploration and development is impacted by the sale of gold produced by the mine and the proceeds of such sales. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the Company can be affected accordingly. As well, the ability of the Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Environmental Protection

The Company's properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on the Company's properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company's current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2023, the JV had approximately 391 full-time employees across its site operations. At the same time, the Company had 15 full-time employees employed at its corporate office.

Foreign Operations

All of the Company's mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the Company's operations are exposed to various levels of political, economic and other such risks and uncertainties such as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; changes to export regulations and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties. Furthermore, Ghana's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.  Recently, Ghana has experienced significantly high rates of inflation, defaulted on sovereign bonds and faced other economic hardships which were compounded by the COVID-19 pandemic and Russia-Ukraine war. The effect of these economic hardships also resulted in a significant devaluation of the Ghanaian Cedi against the US dollar. To stabilize the country's currency, the Government of Ghana requested all gold mining companies operating in the country to sell a portion of their production to the Bank of Ghana at spot gold prices, which included the Asanko Gold Mine. In December 2022, the Government of Ghana reached an agreement with the International Monetary Fund for a $3.0 billion extended credit facility to restore macroeconomic stability and debt sustainability. If such instability were to recur, it may cause changes to existing governmental regulations affecting mineral exploration and mining activities.

The Company's operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

The Company's mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations and financial condition of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations and financial condition of the Company. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the AGM or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Mining Act (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of AGGL, the Company's Ghanaian affiliate which owns the Obotan and Esaase properties, have been issued into the name of the Government of Ghana. The government has a nominee on the board of directors of AGGL. There is no shareholder agreement between AGGL and any of its shareholders and the 10% ownership stake of the Government of Ghana represents a capital non-contributing interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of AGGL, but does not have to contribute to its capital investment (yet does in effect suffer its share of operating losses which need to be recovered before dividends accrue).

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the Government of Ghana amended Section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small-scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. Tax losses in Ghana are carried forward for up to 5 years, and to the extent they are not utilized within 5 years, they expire.

Effective August 1, 2018, the Ghanaian government introduced a non-refundable 5% levy on goods and services that attract value-added tax ("VAT"), and then in 2021 an additional non-refundable 1% levy was introduced to help offset the impacts of COVID-related support in the country. Effective January 1, 2023, the Government of Ghana announced a further increase to the standard VAT rate from 12.5% to 15.0%.  The effective VAT rate is now 21%, of which 6% is non-refundable.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025.

Changes that may give rise to increased exposure to tax expense, could affect the amount of distributable cash available to the Company.

IT Security

The effectiveness of the Company’s information technology systems is crucial to the success of operations. The Company relies on the appropriate safeguards to protect its systems, along with regular maintenance, upgrades, and replacements of networks, equipment, software, and information technology systems. Additionally, proactive expenditures are necessary to reduce the likelihood of any failures that may occur.

As the Company’s reliance on electronic data communication and storage, including the utilization of cloud-based services and personal devices, continues to grow, it faces evolving technological risks associated with this information and data. Such risks encompass targeted attacks on the Company’s systems or those of third parties that it depends on.

Even though the Company takes precautions to safeguard its information and data, such as deploying monitoring and threat detection systems, the Company employs an external outsourced Cyber Security Operations Centre to actively monitor and prevent cybersecurity incidents, conducting regular audits and carrying out vulnerability testing, it cannot guarantee absolute security of this information and data. There may be occasions when it is vulnerable to malware, cyber-attacks, or other unauthorized access or usage of the Company’s information and data.

Employees completed focused training on cyber security threats and tools to manage cyber security risk in 2023.  The Company also regularly conducts phishing simulations as an education tool for its workforce.

The Chief Financial Officer oversees the IT department, and IT issues are reported to the Audit Committee of the Board quarterly. Galiano has not encountered any significant losses resulting from cyber-attacks or other information security breaches at this time.

Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company’s sustainability program, refer to the Company’s 2022 Sustainability Report (the “2022 Sustainability Report”) published on July 27, 2023, which is available on the Company’s website at www.galianogold.com. The disclosures and metrics of the 2022 Sustainability Report align with international reporting standards including the GRI and the Metals and Mining Standards of the SASB.

In May 2023, the Canadian Parliament passed Bill S-211, an act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff. This will require Canadian companies to annually report on the due diligence steps they are taking to both identify and address labour risks in their supply chain. The Company has determined that it meets the criteria to adhere to these reporting requirements and will provide a detailed report and respond to a questionnaire on measures it has taken to identify, address, and prevent forced labour, prison labour, and child labour in its supply chain. The Company intends to submit its report and the questionnaire by no later than May 31, 2024, to the Minister of Public Safety and Emergency Preparedness.

In June 2023, the International Sustainability Standards Board ("ISSB") released its inaugural IFRS Sustainability Disclosure Standards, specifically IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures", the purpose of which is to standardize a single, global baseline of sustainability disclosures for capital markets. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term. IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Both standards fully incorporate the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Although the ISSB has issued IFRS S1 and IFRS S2, the standards are not currently mandated in Canada. The Canadian Securities Administrators are responsible for Canadian reporting issuer disclosure requirements. The Canadian Sustainability Standards Board (“CSSB”) was formed to review the final ISSB standards and consider their suitability for adoption in Canada. In March 2024, the CSSB released proposals on its first two Canadian Sustainability Disclosure Standards (“CSDS”) – Exposure Draft CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and Exposure Draft CSDS 2, Climate-related Disclosures. Exposure Drafts CSDS 1 and 2 are aligned with the global baseline disclosure standards IFRS S1 and IFRS S2, with the exception of a Canadian-specific effective date and transition relief to assist Canadian organizations with implementation. The CSSB has proposed an effective date for annual reporting periods beginning on or after January 1, 2025. However, Canada’s regulators and legislators will determine whether CSDSs should be mandated, which organizations will need to apply the standards and over what time frame. The Canadian Securities Administrators have issued a statement noting that they will seek consultation on a revised climate-related disclosure rule following the finalization of CSDS 1 and 2.

On March 6, 2024, the SEC issued a final rule that requires registrants to provide climate-related disclosures in their annual reports and registration statements, beginning with annual reports for the year ending December 31, 2025 for large accelerated filers. The final rule modifies the original proposed rule in several key ways. For example, reporting issuers will not have to provide Scope 3 GHG emission disclosures, financial statement disclosure requirements will be less extensive, and reporting issuers will have more time to implement the disclosures and related assurance requirements. SEC reporting issuers filing on Form 40-F, like Galiano, are exempt from the SEC’s ESG disclosure rule.

The Company is currently evaluating how the CSDSs will impact its future disclosure obligations.

Governance

The foundation of the Company’s sustainability strategy starts with strong governance. The Company has established a Compensation, Governance and Nominating Committee (“CGNC”) comprised of independent non-executive directors who meet in accordance with the CGNC mandate with senior management of the Company.  The CGNC’s mandate includes, among other things, management and director compensation review, monitoring legislation, regulatory policies and industry best practices dealing with compensation, corporate governance and director nomination, and, from time to time as it deems appropriate, review and reassess the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board.

The Company has also established a Sustainability Committee comprised of independent non-executive directors who meet on a quarterly basis with senior management of the Company to review performance against key performance indicators and to provide oversight of the Company's sustainability management and initiatives. A quarterly assessment is also performed by the Sustainability Committee to confirm, among other things: monitoring of current trends and emerging sustainability issues; compliance with the Company's sustainability policies; development of short and long-term targets and standards to adhere to occupational health and safety, human rights, environmental and sustainability principles; and monitoring of climate-related risks and opportunities.

Senior management of the Company are actively involved in the day-to-day implementation and management of the Company's ESG strategies, including examining the sustainability-related risks and opportunities facing the business.

Risk Management

Galiano faces potential risks and uncertainties that can significantly impact its business, including competitive, economic, political, legal, regulatory, social, and financial risks. The Company diligently works to reduce its exposure to material risks involved in the achievement of business objectives by employing a systematic approach to identify, assess, mitigate, review, and manage these risks. Galiano’s Enterprise-Wide Risk Assessment methodology includes a matrix of both real and hypothetical risks, a heat map of ongoing top ten risks, ranking scales of likelihood and potential consequence, in addition to an incident classification system by gross and net (after implementation of controls to measure effectiveness) impacts, and appropriate risk responses. Risk owners (departments and/or executive positions) are also assigned to ensure the adoption of direct responsibility and accountability.

The Enterprise-Wide Risk Assessment process incorporates a review of operational, health and safety, environmental, social (including human rights), and business unit risks as well as interactions with public officials. A corporate risk register consolidates all risks considered to be significant and is updated regularly to support continuous review, improvement, and planning processes. A thorough assessment of all risks is integrated into regular planning and decision-making processes. Any concerns are reported to senior management and the Board on a quarterly basis, while anything deemed critical is communicated to risk owners and the Board as soon as possible.

During 2023, a Climate-Related Financial Disclosure assessment was completed, in alignment with the TCFD recommendations. The Company is currently evaluating its process for how management will go about addressing climate-related risks. The Company will also describe how processes for identifying, assessing, and managing climate-related risks are integrated into the Company's Enterprise-Wide Risk Assessment process.

Climate Change Strategy

The Company in future periods will disclose the actual and potential impacts of climate-related risks and opportunities on the Company's business, strategy, and financial planning where such information is material. This will include describing the climate-related risks and opportunities the Company has identified in the short, medium, and long-term. It will also include describing the impacts of climate-related risks and opportunities on the Company's businesses and describe climate-related scenarios, including a 2 degree or lower scenario and, where relevant to the Company, scenarios consistent with increased physical climate-related risks.

Metrics and Targets

The Company will disclose metrics to assess climate-related risks and opportunities in line with its strategy and risk management process. This will include Scope 1 and Scope 2  greenhouse gas emissions, and the related risks. In addition, the Company will describe the targets used to manage climate-related risks and opportunities and performance against targets. This will be completed in future periods once the Company has evaluated how the ISSB’s and SEC’s sustainability disclosure standards will impact on its future disclosure obligations.

Current ESG Initiatives

Galiano completed an independent human rights impact assessment in 2021 and the results of this study indicated that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors, and stakeholder communities. Recommendations on alignment with evolving international best practices are currently being implemented by the Company at the AGM and corporate levels.

The Company receives detailed bi-annual feedback from its ITRP on international best practices and risk mitigation with respect to the AGM’s TSF. The ITRP includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the TSF. The ITRP visits the AGM at least once annually. In addition, the Company is aiming to be in alignment with the GISTM at the AGM.

The AGM continues to be fully certified by the ICMC. The AGM has aligned its approach to cyanide management at all operations with the ICMC, which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the ICMC principles and standards of practice into its health, safety and environmental management systems to protect human health and reduce the potential for environmental impacts. This ICMC certification reflects the Company's ongoing commitment to adhering to international mining industry best practices.

Sustainability Policy

The Company implements its sustainability strategy with a focus on four key areas: (1) protecting human rights; (2) occupational health and safety of our employees and local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of our operations. The approach of the Company to its sustainability strategy is based on the following principles:

  Complying with its corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen;

  Mitigating its impact on the environment;

  Maintaining high occupational health and safety practices;

  Actively identifying opportunities to make a positive and meaningful contribution to the catchment communities that the Company operates in, including beyond the life of the Company’s mines;

  Contributing to the economic and social development of the Company's host country;

  Developing its employees; and

  Adhering to the values of the Company and demonstrating them in its behavior.

The Company follows the following guidelines with respect to its approach on sustainability:

  Align with international reporting standards, including the GRI and the SASB, in the sustainability reporting of the Company;

  Work to align the Company's business with selected United Nations Sustainable Development Goals;

  Regularly engage with stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before acting;

  Work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate;

  Hire and develop local, regional and national residents and use goods and services from the Company's local catchment communities wherever possible, without compromising the Company's quality and efficiency standards;

  Uphold fundamental human rights and do not interfere or take sides in politics or social issues;

  Work with unified local catchment committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements; and

  Do not tolerate any unethical behavior by any stakeholder involved in the Company's business.

The Company published its 2022 Sustainability Report on July 27, 2023. This report summarized the Company’s performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, its people, and stakeholder engagement. The report also outlines the sustainability goals at the AGM for 2023. The report is available on the Company’s website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the Company's workforce, residents, other groups and individuals to come forward to raise issues of concern. These concerns are then fully investigated and subsequently addressed.

The Company has adopted the International Council for Mining and Metals health and safety injury classification and methodology with an objective to provide a more accurate picture of the Company's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

Environmental Policy

Galiano works diligently to provide safe, responsible, and profitable operations whilst ensuring sustainable natural resources development for the benefit of its employees, shareholders, and catchment communities. The Company also works diligently to protect and conserve the natural environment for future generations.

In adopting the following principles, the Company intends to drive continuous improvement and excellence in environmental performance:

  The Company will communicate its commitment to excellence in environmental performance to its employees, contractors, government agencies, and the community.

  The Company will comply with the host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

  The Company will allocate the necessary resources to ensure it meets its reclamation and environmental obligations.

  The Company strives to prevent pollution of air, land and water, and will implement appropriate waste management practices.

  The Company strives to be energy efficient as well as pursue opportunities for renewable energy sources.

  The Company explores opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

  The Company develops and utilizes an environmental management system that strives to achieve prioritization, planning, implementation, monitoring, review, and transparent reporting.

  The Company routinely sets and reviews environmental targets and performance for each project and reports on progress to its employees, shareholders, government agencies, and the community.

MINERAL PROPERTIES

The Asanko Gold Mine

Following the close of the transaction with Gold Fields, the AGM is 90% owned by the Company, however, all amounts and descriptions within this "Mineral Properties" section as they relate to the AGM are on a 100% basis, unless otherwise indicated.

For a complete description of the AGM see the report entitled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" effective as of December 31, 2022, prepared by Bob McCarthy, P.Eng., Glen Cole, P.Geo., John Willis, MAusIMM(CP), Oy Leuangthong, P.Eng., Malcolm Titley, MAIG, Anoush Ebrahimi, P.Eng., Desmond Mossop, PrSciNat, Ismail Mahomed, PrSciNat, Faan Coetzee, PrSciNat, and Mitch Hanger, MAIG (collectively, the QPs).

The information contained in this section has been derived from the AGM's 2023 Technical Report, is subject to certain assumptions, qualifications and procedures described in the AGM's 2023 Technical Report and is qualified in its entirety by the full text of the AGM's 2023 Technical Report. Reference should be made to the full text of the AGM's 2023 Technical Report available for viewing under the Company's profile on SEDAR+ at http://www.sedarplus.ca/.

All capitalized terms used in the summary below that are not otherwise defined shall have the meanings ascribed thereto in the AGM's 2023 Technical Report.

1 PROPERTY DESCRIPTION AND LOCATION

1.1 Project Location and Area

The AGM tenements are in the Amansie West and South Districts, of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra and some 75 km southwest of the regional capital Kumasi. The AGM areas are accessed from the town of Obuasi, northward towards Kumasi on the Kumasi-Dunkwa highway to the Anwiankwanta junction. The AGM is accessed by travelling 35 km south to Anwiankwanta junction, and then west into the AGM property on surfaced and un-surfaced all weather roads. The concessions cover an area of approximately 476 km2 between latitudes 6º 19'40" N and 6º 28' 40" N; and longitudes 2º 00' 55" W and 1º 55' 00" W.

Figure 1-1 Location of the AGM in Ghana, West Africa

Source: CJM, 2014

Figure 1-2 Location of the AGM Tenements

Source: Asanko Gold, 2021

1.1.1 Issuer's Title to the AGM Concessions

The AGM concessions are owned 100% by AGGL. The legal status of the mineral properties in Ghana in which AGGL has an interest have been verified by AGGL and by an independent legal entity, Kimathi Partners Corporate Attorneys based in Accra. As at December 31, 2022, all mineral tenements were in good standing with the Government of Ghana. Furthermore, it has been confirmed that the properties are lawfully accessible for evaluation and also mineral production.

AGGL holds seven mining leases, nine prospecting licenses and one reconnaissance licenses which collectively make up the AGM property and span over a 40 km length of the Asankrangwa gold belt. The AGM is made up of a series of contiguous concessions in the Obotan and Esaase area. These concessions cover a total area of 476 km2.

1.2 Agreements, Royalties and Encumbrances

All concessions carry a 10% free carried interest in favour of the Ghanaian government and as a result, the Ghanaian government holds a 10% interest in AGGL. All mining leases are also subject to a 5% NSR royalty payable to the Government of Ghana. In addition, the Adubea mining concession is subject to an additional 0.5% NSR royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% NSR royalty to the Bonte Liquidation Committee. The Akwasiso deposit on the Abirem mining lease is also subject to an additional 2% NSR royalty payable to the original concession owner.

2 HISTORY

2.1 Historical Exploration and Development

Table 2-1 below summarizes the extent of the exploration activities and developments per project area relevant to the current mineral resource.

Table 2-1 Summary of Historical Exploration and Development per Deposit

Period	Workings	Operator
Nkran
Historical	Alluvial and eluvial gold artisanal gold mining which extend for ±610 m in a northeast-southwest direction.
European settlers worked the deposits - adits and drives extend 80 m into the hill on site of old native workings.
1980s	Limited exploration work undertaken with minor attention paid to the alluvial gold potential	Previous Owner
1990-1995	Exploration focused on known prospects at Nkran deposit (formerly known as Jabokassie).
Regional soil geochemical survey carried out that identified numerous anomalies around Nkran.
	Early RC drilling phase (details not available) yielded encouraging results over wide zone of bedrock mineralization, extending along strike for 600 m. The broad, low-lying Nkran had relief of only about 40 m with oxidation extending to depths of 40 m.	Previous Owner
1995	Additional DDH, RC, RC and RCD drilling was completed. Mineral resources (Measured, Indicated and Inferred classes) were estimated and reported. A Feasibility Study was completed, and mining lease was granted.	Previous Owner
1996	Combined interests of KIR and AGF bought out by Resolute (as defined herein) who immediately reviewed and expanded project scope. Further RC and DDH drilling conducted to increase mineral resources to a depth of 150 m at Nkran and to further assess the known mineralization at nearby Adubiaso.	Previous Owner
July 1996	Revised mine development plan completed with decision to proceed into production at a rate of 1.4 Mtpa	Previous Owner
Early 1997	Initial mining commenced, and further exploration drilling continued	Previous Owner
May 1997	First gold poured	Previous Owner
1998-2000	Additional DDH, RC, RCD holes drilled	Previous Owner
2001	Nkran Mine closed due to low gold price having produced 590,743 oz Au at an average grade of 2.35 g/t Au.	Previous Owner
2002	Intensive exploration undertaken	Previous Owner
2011	PMI carried out a 5 km² Induced Potential (IP) ground geophysical survey. PMI also completed a VTEM electromagnetic (EM) and magnetic survey centered over the Nkran pit.	Previous Owner
2015-2016	Nkran Mine dewatered and re-opened by Asanko Gold as a deeper opencast operation	Galiano Gold

Period	Workings	Operator
2016-2020	Open pit production. Plant refurbishment and expansion to circa 5 Mtpa	Galiano Gold
2020	Additional drilling (DDH, RC and RCD) completed to infill and expand on resource at depth. Refer to Table 10-1 for total quantities.	Galiano Gold
2022	Infill diamond drilling completed to convert and expand resource. Exploration drilling at depth to confirm mineralization potential underground.	Galiano Gold
Nkran Extension Project Area
Historical	No known historical exploration or mining activity.
1997-2016	Exploration on north-eastern extension of Nkran structure delineated a number of mineralized zones - Akwasiso and Nkran Extension that have all been drilled (2016) to Indicated Mineral Resource classification.	Previous Owner/ Galiano Gold
Esaase
Historical	Artisanal mining in Bonte Area associated with the Ashanti Kingdom.
1900-1939	Workings by European settlers evidenced by old adits - no documented records remain.	Previous Owner
1966-1967	Drilling conducted on the Bonte River valley alluvial sediments to determine alluvial gold potential - no information available.	Previous Owner
1990	Bonte mining lease granted to Akrokerri-Ashanti Gold Mines (AAGM) and later transferred to BGM.	Previous Owner
1990-2002	Recovered approximately 200,000 oz of alluvial gold on Esaase concession +300,000 oz downstream on Jeni River concession.	Previous Owner
2006-2013	Keegan consolidates further concessions. Intensive exploration - geophysics (airborne VTEM - 2,266 line-km), soil geochemistry (>4,000 samples) and exploration drilling. Drilling included DDH, DTH, RC, and RCD.	Galiano Gold
2013-2018	Asanko Gold continued extensive exploration drilling in order to update the mineral resources.	Galiano Gold
Dec 2018-May 2022	Open pit production.	Galiano Gold
2020-2021	Infill drilling conducted.	Galiano Gold
2022	Infill diamond drilling completed to convert and expand resource. Metallurgical drilling to obtain samples for geometallurgical testwork	Galiano Gold
Akwasiso
1996-2000	Exploration programs including RC and DDH holes.	Previous Owner
2001	Artisanal miners mined oxides. DDH holes drilled.	Previous Owner
2014-2018	Exploration continues with purpose of refining the mineral resource. Drilling undertaken including RC, DDH, and RCD holes.	Galiano Gold
2017	Open pit operations commence.	Galiano Gold
Dec 2018	Open pit operations suspended in Q1 2019.	Galiano Gold

Period	Workings	Operator
2019	Exploration drilling including RC, DD and RCD holes.	Galiano Gold
Jan 2020 - July 2022	Open pit production.	Galiano Gold
Abore
Historical	Alluvial and eluvial artisanal gold mining.
1990-1998	Mutual Resources and Leo Shield Exploration initiated regional exploration program (73 km²) including soil geochemistry and trenching. Extensive drilling in the area (mainly RC, some DDH) outlined sizeable resources (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects).	Previous Owner
2001-2002	Conventional open pit mining undertaken by Resolute (as defined herein) Amansie Ltd., producing 1.9Mt ore at 1.95 g/t Au, and recovered 113 koz (96% recovery)	Previous Owner
2007-2012	Exploration programs which included RC and DDH drilling completed. Resulted in a MRE. Open pit mining, and an agreement was reached whereby ore was trucked from Abore north to Nkran plant for treatment.	Previous Owner
2019-2021	RC and RCD drilling, to extend the known resource at depth and along strike to the north.	Galiano Gold
2022	Infill drilling (RC and DDH) completed to convert and expand resource.	Galiano Gold
Asuadai
Historical	No known formal historical mining or exploration on this area. Minor pitting in the region by artisanal miners down to 5 m to 10 m through the oxide material to expose stock work vein sets.
1996	Mining undertaken by artisanal workers (to present day).	Previous Owner
2000-2012	Exploration programs which included RC and DDH drilling completed.	Previous Owner
Adubiaso
Historical	No known formal historical mining or exploration on this area.
1996-2000	DD, RCD, and RC drilling completed.	Previous Owner
1999-2000	Open pit mining. Oxide ore processed at Nkran plant.	Previous Owner
2007-2013	Exploration programs including RC and DDH drilling completed.	Previous Owner
2016	Exploration continues with RC drilling to refine ore body definition.	Galiano Gold
2017 - current	No further exploration undertaken. MRE restated.	Galiano Gold
2020	RC and RCD drilling complete.	Galiano Gold
Miradani North
1900-1914	Ashanti Rivers and Concession Ltd conducted 'extensive exploration' including adits	Previous Owner
1995	Miradani Mining License acquired by Ashanti Goldfields, now AGA	Previous Owner
1995-1996	Airborne geophysics, soil sampling and trenching completed by AGA	Previous Owner
2017	License acquired from AGA	Galiano Gold

Period	Workings	Operator
2017-2021	RC, DD, and RCD drilling complete.	Galiano Gold
2022	Infill diamond drilling completed to convert shallow inferred resources to Indicated.	Galiano Gold
Dynamite Hill
2013	Discovered through trenching and drilling in 2013	Galiano Gold
2013-2016	DD, RC, and RCD drilling complete.	Galiano Gold
2017	Commencement of mining delayed until Q4 2017 due to regulatory approvals	Galiano Gold
2019	Production ceased in Q4 2019	Galiano Gold
2021	Additional drilling to extend resource at depth, including RC and RCD drilling.	Galiano Gold
Midras
2016-2017	Exploration conducted two drill campaigns to define resource	Galiano Gold
2020-2022	Exploration conducted infill and extension drilling to update resource	Galiano Gold

2.2 Historical Production

The main producing mine in the area was the Obotan Mine (now Nkran Mine). Open pit mining commenced in February 1997. A total of 16.11 Mm3 of material was excavated from the open pit at a production rate of 1.4 Mtpa. Following several re-designs, the pit was mined in two stages. A total of 7.82 Mt of material was milled at an average recovery of 89% at a reported reserve grade of 2.35 g/t (Brinckley 2001). The mine was closed in July 2001 after having produced 590,743 oz Au. Operations ceased due to a low gold price environment coupled with the requirement to push back the Nkran pit to access deeper reserves. Asanko Gold dewatered the Nkran pit and re-commenced mining operations in February 2015, with the first gold produced in February 2016. Nkran Cut 2 mining completed in Q2 2020. Asanko has processed 790,824 oz of gold from Nkran to date.

Asanko Gold commenced operations at Akwasiso in 2017 and recently completed mining Cut 2 in July 2022. A total of 165,938 ounces of gold was processed from the Akwasiso deposit.

The Dynamite Hill deposit was discovered in 2013 and put into production in Q4 2017. Production ceased in late 2019 and processed 93,411 oz of gold.

At Esaase, under the Bonte mining lease BGM recovered approximately 200,000 oz of alluvial gold during the period 1990-2002. No mining or production details are available. Asanko Gold commenced operations at Esaase in 2018 extracting from non-alluvial sources. Asanko has processed 480,591 oz of gold from Esaase to date.

At Abore, Resolute conducted mining in the late 1990s to early 2000s. Mining targeted mainly oxides and transition material by open cast blast, load and haul to be processed at the old Nkran plant. A total of 1.88 Mt at 1.95 g/t Au was delivered to the ROM pad, containing a total of 117,453 oz of gold. Total production of 113,301 oz (recovered) was achieved, representing 96.3% recovery.

At Adubiaso, Resolute mined mostly oxides and transition material from the deposit by open cast free dig, load and haul to the Nkran plant. Mining was from October 1999 to December 2000. As reported by Brinckley (2001), a total of 3.79 Mm3 of material was excavated from Adubiaso open pit. A total of 0.70 Mt at 2.43 g/t Au was delivered to the ROM pad, containing a total of 54,654 oz of gold. Total production of 52,677 oz (recovered) was achieved.

At Miradani North, some open pit mining was conducted to a vertical depth of 30 to 40 m by GPS Ghana Ltd. Production details from this operation are unknown at this time.

There is no record of formal commercial historical mining activity for the other target areas.

3 GEOLOGICAL SETTING AND MINERALIZATION

3.1 Regional Geology

The geology of Ghana is largely underlain by the West African craton. The craton consists of the Man-Leo (or Kénéma-Man) shield in the south (extending from Ghana to Senegal) and the Archaean Reguibat Shield in Mauritania to the north. They are separated by overlying younger sediments of the Taoudeni Basin.

The Man-Leo Shield covers the southern-most third of the craton. It is divided into two portions, with the Archaean age Kenema-Man Domain in the west and a Paleoproterozoic dominated Birimian aged terrain in the east, sometimes referred to as the Baoulé-Mossi domain. The Birimian rocks consist of five evenly spaced commonly NNE-trending, narrow, linear greenstone belts composed of calc-alkaline or tholeiitic volcanic rocks. These belts are separated by wide intervening basins (such as the Kumasi Basin) filled with thick turbiditic sequences of argillites, phyllites, graywackes, and chemical sediments. The Birimian rocks are believed to have formed during two major orogenic phases, namely the Eoeburnian (ca. 2.25 to 2.15 Ga) and the Eburnian (ca. 2.12 to 2.06 Ga).

3.2 Local Geology

The AGM deposits are located within the Kumasi Basin, one of the intervening basins between the greenstone belts. Within this basin lies the Asankrangwa gold belt which was recognized after decades of artisanal mining in gold-bearing, shear zone hosted Qtz reefs. The basin is bound to the southeast by the Ashanti Fault/Shear and the Bibiani Shear to the northwest. The Asankrangwa gold belt expresses itself as a complex of northeast-trending shear zones situated along the central axis of the Kumasi Basin. Several major northeast-trending shears/structures bisect the Kumasi Basin/Asankrangwa gold belt. The Nkran deposit is located on a jog along the regional 35-40° trending Nkran Shear, which is a zone about 15 km in width and may be traced on a northeast to southwest trend for 150 km. The Nkran Shear Corridor also hosts the Asuadai, Dynamite Hill, and Akwasiso deposits. The parallel Esaase Shear Corridor hosts the Esaase, Adubiaso, and Abore deposits. The Miradani Shear Corridor hosts the Tontokrom, Miradani, and Fromenda deposits.

3.3 Property Geology and Mineralization

The AGM deposits are hosted along the NE-SW Asankrangwa structural shear corridor, which is defined by NE-SW trending lineaments and magnetic lows and is about 7 km wide and over 50 km long. A summary of the structural controls on mineralization and dominant host rocks at each deposit is presented in Table 3-1.

Table 3-1 Summary of Structural Controls on Mineralization per Deposit

Deposit	Mineralization Control	Main Host Rock
Nkran	D2 shear + granitoid + linking QVs	Qtz sandstone + granitoid + Qtz veins (QVs)
Nkran Extension	D2 shear + Late conjugate QVs	Qtz sandstone
Esaase	D2 shear + tensional QVs	Highly deformed sandstone-siltstone-shale + QVs
Akwasiso	D2 shear + granite + Late conjugate QVs	Qtz sandstone + granite + QVs
Abore	D2 shear + granite dyke + Late conjugate QVs	Granite + QVs
Asuadai	D2 + Granite + late conjugate QVs	Granite + QVs
Adubiaso	D2 shear + granite dyke + Late conjugate QVs	Qtz sandstone + granite
Adubiaso Ext	D2 shear + late conjugate QVs	Qtz sandstone
Miradani North	D2 shear + sub-horizontal linking QVs	Qtz sandstone + tonalite + QVs
Midras South	D2 shear + linking QVs	Qtz sandstone

3.3.1 Nkran

Nkran occurs on a 20° trending jog on the Nkran Shear Corridor. The Nkran Shear is characterized by sheared siltstones (phyllites) dominant on the western side of the shear and sandstone dominant on the east. The central part of the Nkran deposit consists of a series of wacke and sandstone-dominated stratigraphy that has been intruded by felsic porphyry. Consistent mappable lithologies are the western sandstone, the central sandstone, the eastern sandstone, the felsic granitic porphyry intrusive unit, and the skinny breccia unit which is located within the eastern sandstones and runs along the strike of the deposit.

Mineralization at Nkran is controlled by an isoclinally sheared fold verging to the north. There is a very strong control on the gold mineralization distribution by structures associated with the Western Sandstone and the Eastern Breccia.

3.3.2 Esaase

Broadly speaking, the Esaase deposit area can be referred to as a 'system of gold-bearing QVs hosted by tightly folded Birimian-age sedimentary rocks arranged along an NNE-SSW trending strike'.

The mineralized domain model used currently as a basis for resource modelling is based on recognizing the distribution of vein arrays using QV percentages, assisted by orientation data and pit mapping. In addition, the wealth of grade control data to date highlights the distribution of these vein arrays along fold hinges. These grade control patterns are best seen in level plans rather than cross sections due to the steeply northeast plunge to both mineralization and lithology.

Two styles of mineralization at Esaase are recognized:

1. The dominant control is sub-vertical northeast-striking faults and shear zones. The faults are mostly not mineralized themselves, though there is some evidence of informal miners chasing some very narrow, late brittle faults. They probably also have a strong post-mineral component of movement. But the faults are flanked by belts of echelon veins with gold, particularly where the adjacent host rock is competent sandstone ('contact orogenic'). This explains why the best grades are in the Central Sandstone. It is much more competent than the adjacent Cobra black mudstones. The veins lie anticlockwise of the fold hinges, suggesting a component of sinistral movement. There is also evidence that sandstones within the Cobra Unit were more favourable for vein development.

2. The second style comprises swarms of echelon veins, kink bands and zones of incipient faulting that traverse various rock types. Within these belts, the veins are thicker, and grades higher, where they traverse competent sandstone.

3.3.3 Akwasiso

The Akwasiso deposit lies some 4 km NE of the main Nkran deposit and geologically bears many similarities to Nkran. A granite intrusion surrounds a 080° dipping cross structure and mineralization hosted in bounding 035°N sub-vertical shear structures transgressing a sandstone/siltstone sequence.

Akwasiso represents a smaller scale version of Nkran. Two shear zones are controlling the mineralization. The eastern mineralized envelope is associated with felsic porphyry emplaced along a sandstone siltstone contact. The intrusive seems to have occurred in a dilation jog with a potato shape plunging steeply to the north and terminated abruptly to the south. It is about 150-170 m along, and about 40-50 m across strike.

3.3.4 Abore

The Abore deposit is located on the Abore-Esaase shear corridor which also hosts the Esaase deposit. The main rock types observed within the Abore pit consist of carbonaceous shale, siltstone (phyllite), thinly bedded wacke, and thickly bedded sandstone. The sedimentary sequence has been intruded by a granitic (tonalitic) intrusion.

At least two (potentially three) phases of mineralization are recognized at Abore. Mineralization is constrained within the granite, with the overall trend of mineralization being parallel to that of the stratigraphy. The dominant phase of mineralization is hosted in shallow west-dipping 1 cm to 10 cm thick QV arrays which have developed primarily along the eastern margin of the granite contact and the sandstone-wacke dominated stratigraphy. Minor disseminated alteration is observed, despite the significant hydrothermal (sericite and arsenopyrite) alteration associated with the mineralized zones. Vein density, rather than vein thickness, seems to be indicative of higher-grade zones. Analysis of vein orientations showed that two vein types of shallow west-dipping and steep west-dipping occur.

3.3.5 Asuadai

The Asuadai deposit is located on the regional NE trending Nkran shear zone, approximately 10 km a long strike from Nkran. The prospect features a massive intermediate (tonalite) granitoid hosting a Qtz stockwork system.

The main rock types observed within the Asuadai pits consist of thinly bedded carbonaceous shale, siltstone (phyllite), and more thickly bedded wacke and sandstone. Two narrow granitic intrusions (diorite dykes) intrude the metasedimentary sequence on the boundary between the two main sedimentary domains. Extensive shearing in places associated with silica flooding (and associated alteration), makes it difficult to determine the volcanic component of these rocks.

The deposit is relatively complex with several controls of mineralization that influences the geometry of the mineralization. Two distinct styles of mineralization are recognized:

1. Steep ductile type mineralization associated with the metasedimentary lithologies: this style was selectively overprinted by a later brittle brecciation event. This mineralization parallels bedding, or foliation. Stereographic projections of vein arrays show a 020° to 040° orientation dipping steeply towards the west. The steep ductile mineralization is seen to bind the granitic intrusion. This mineralization is also associated with structures parallel to the main granitic intrusion.

2. Shallow dipping QV: This is the dominant phase of gold mineralization at Asuadai and consists of veins that vary in thickness from 1 cm to 60 cm. The flat-lying vein arrays are best developed in the granite. The veins have associated sericite-albite-arsenopyrite-magnetite alteration.

3.3.6 Adubiaso

The Adubiaso geology comprises a sub-vertical stratigraphy of interbedded greywacke and phyllite, with three sub-vertical granite (porphyry) dykes obliquely cross-cutting the stratigraphy. A steep dipping (65° E) Qtz vein system cuts across Birimian metasedimentary rocks, which dip steeply at 75° to the west. The vein system appears to be related to a NE fracture system (distinct from the Nkran structure) along the contact zone between dominantly phyllitic units on the east and coarser greywackes on the west, which host most of the gold-bearing veins. The central part of the vein system is 15 m to 20 m wide, but it tapers to about 10 m at both ends; the vein system has a strike length of about 700 m although the main area of economic significance is the central 300 m of the zone.

Mineralization at Adubiaso is split into two phases:

1. Ductile, shear-hosted mineralization, within the NNE striking, steeply west-dipping Nkran Shear Corridor. This zone measures approximately 25 m in width in the central area, thinning to approximately 6 m at the northern and southern ends of the pit.

2. Cross-cutting, NW to NNW striking, moderately east-dipping brittle Qtz-carbonate vein hosted mineralization. This mineralization cross-cuts the shear zone and porphyry zones, and postdates the early phase of mineralization, are located in the hanging wall and footwall to the central mineralized zone. These structures appear to be spaced 35 m to 60 m vertically.

3.3.7 Miradani North

The Miradani North deposit is located on the Datano Shear zone which is the first from the east of five major fertile shear zones across the Asankrangwa gold belt. This shear zone is known to traverse the Fromenda area to the south and Datano to the north where there are several active prospects for gold. The deposit is 8 km away from the Nkran processing plant and 3 km south of the Midras South prospect.

The gold mineralization at Miradani North occurs as free gold in association with hydrothermal alteration of carbonate-sericite-arsenopyrite-chlorite-pyrite. The mineralization occurs in veins that at the sandstone /granitic porphyry contact or in the granite where the veins occur either as stockwork or spiderwebs of 1-3 cm long veinlets.

The overall mineralization is controlled by a westward dipping shoot that plunges to the north. The mineralization is controlled by the shape of the intrusive unit and has about 100 m thickness, 250 m strike length, and is continuous at depth with improved grade.

3.3.8 Dynamite Hill

The Dynamite Hill deposit is located on the Nkran shear trend about 7 km north of the Nkran pit and 4 km north of the Akwasiso pit where it offsets a regional north-south mafic dyke and a localized east-west cross-cutting structure. The area is underlain by fine to medium-grained greywackes (intermittent strong alterations) intercalated with argillites (phyllites), and intrusions of altered felsic rock (feldspar Qtz porphyry/granitoid), QV, and stockworks. The initial depth of oxidation was between 20 to 50 m below the surface on rugged terrain but a portion of the oxidized rock has been mined out. The deposit was mined in 2018 from an RL of about 330 m to 180 m.

Gold mineralization at Dynamite Hill is mostly associated with Qtz stockwork hosted within the northwest trending, steeply dipping orebody of strongly altered (chloritic, sericitic, and silicified) wackes, and at the contact between felsic units and foliated meta-sedimentary rocks. Sulphide mineralization, mostly pyrites grading from fine to coarse crystals are present. The defined gold mineralized zone is about 40-50 m in true width and strikes NNE-SSW traced to a depth of about 250m and still open. The mineralization plunges steeply to the north. Recent drilling does not support continuity to the north, but the mineralization is open to the south but trending progressively weaker. The mined-out area covers a strike length of 250-300 m, but mineralization can be traced for 600 m along strike.

3.3.9 Midras South

The Midras South deposit is located on the Datano shear zone approximately 4 km south of the Nkran deposit and 3 km north of the Miradani North deposit.

The main lithologies at Midras South are sandstones, siltstones and shales of the lower Birimian system. These rocks are well foliated and locally sheared due to the D2 deformation defining the Datano Shear corridor. Foliation dips steeply and slightly oblique to bedding, and as observed in drilled core the area is tightly folded and sheared as foliation planes switch from NE to NW. The rocks are generally foliated with the shales displaying better development of foliation planes than the sandstones as observed in drill chips and drilled core.

Gold mineralization is primarily hosted in a strongly sheared Qtz sandstone unit with high pyrite dissemination particularly in areas where more brittle Qtz-carbonate veins are localized. Alteration mineral assemblages associated with gold mineralization are sericite-Qtz-carbonate-pyrite and arsenopyrite.

4 DEPOSIT TYPES

Two broad styles of gold deposits are present in southwest Ghana:

  Structurally controlled lode or orogenic gold deposits.

  Paleoplacer disseminated gold deposits in Tarkwaian conglomerates.

The primary controls on mineralization in the Asankrangwa gold belt are structural in origin. Certain sandstone units within the Birimian metasedimentary package provided favourable rheological conditions that optimized gold deposition often close to major lithological contacts with either Birimian metavolcanic rocks, or Tarkwaian metasedimentary rocks (Griffis et al, 2002). The deposit type targeted by AGGL is this structurally controlled mesothermal QV style mineralization (orogenic gold type deposits). This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type. Milesi et al. (1992) recognized that mesothermal QV style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralization.

There are at least two separate gold mineralizing events that are linked to the structural evolution of the area. Mineralization is linked to:

  Early isoclinal folding, shearing and/or duplexing of stratigraphy controlling the location of deformation zones and fluid flow.

  A late approximate east-west compressional event that generated shallow dipping to flat orientated conjugate vein sets that crosscut the earlier rock fabric and gold mineralization.

The most common host rock is usually fine-grained metasedimentary units, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanic rocks and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late-stage Qtz veining in which visible gold is fairly common and accessory polymetallic sulphides are frequently observed. This type includes important lode/vein deposits in Ghana such as at the Obotan and Esaase area. A second non-refractory style of gold mineralization occurs in which gold is not hosted within sulphide minerals either in early, or late-stage mineralization. These deposit types have lower sulphide content in general and often lack the needle-like arsenopyrite that is common in the refractory type deposits.

The Asanko Gold deposits demonstrate a late (second) phase of gold mineralization generally hosted in granitoids (Nkran basin type granite), emplaced in regional shear corridors. The deposits are situated within the Birimian metasedimentary units, but the granitoid intrusions and mineralization both occur at contacts between greywacke and carbonaceous phyllite units. The deposits are dominated by D2 regional reverse faulting gold, and only contain QV-hosted free-milling gold lodes.

The deposit types in the AGM area are sufficiently well understood to support the exploration programs and geological models forming the basis of the MREs.

5 EXPLORATION

5.1 Geological Mapping

The broad framework of geological understanding on the AGM licenses comes from geophysical interpretations completed in 2016. This work has been expanded on through geological mapping and from drilling and exposures at the various open pits. Geological mapping on the Asankrangwa gold belt is hampered by a paucity of exposed basement rock, with deep weathering and laterite/alluvial cover making it more challenging. Often it is exposures created by artisanal mining workings that provides the most informative outcrop.

Field mapping has been undertaken at the target properties by AGGL geologists. Outcrop and visible features have been mapped and locations identified using handheld GPS. A targeted license-wide program of mapping and sampling was conducted in 2021, focusing on mineralized areas exposed by artisanal miners. This work was beneficial in understanding structural controls on mineralization and targeting of several prospective areas for follow-up reconnaissance-style RC drilling.

5.2 Geochemical Sampling

Multiple soil geochemical surveys have been undertaken on the AGM licenses by various explorers. Since 2017, a total of 1,246 surface geochemical samples (grab, soil, stream sediment) have been taken by AGGL geologists across the greater AGM licenses with the focus on generation of greenfield targets.

5.3 Geophysical Surveys

Geophysical surveys over the property have included regional aeromagnetic imaging of the Ashanti Belt and adjacent Kumasi Basin by the Ghana Geological Survey, as well as IP ground geophysical surveying and airborne VTEM and magnetic survey centred over specific targets.

Airborne geophysical surveys were commissioned by AGGL during 2015/2016 to advance the understanding of the geological and structural settings of the Asankrangwa gold belt.

A ground geophysics orientation study was initiated over the Esaase deposit in 2019 by Planetary Geophysics based in Australia. This work was planned as a 'proof of concept' orientation survey, with the intention of completing a series of much larger gradient array and IP surveys within the AGGL license package. However, the global pandemic in 2020-2021 delayed commencement of this activity. Given the success of this Esaase survey, geophysical coverage of this type has a high likelihood of identifying other zones of high chargeability that may be a proxy for gold mineralization.

6 DRILLING

6.1 Type and Extent of Drilling

To date, a combined total of 4,773 evaluation air core (AC), DD, RC and RCD drill holes totalling 652,425 m have been drilled at the AGM deposits that are the subject of this Report, as well as additional grade control and other drill holes. Mineral resource definition drilling at AGM mainly includes RC and DDH drilling.

The drilling density is considered appropriate to define the geometry and extent of the mineralization for the purpose of estimating mineral resources, given the understanding of the local geology, structure and confining formations. AGM's strategy is to conduct drilling sufficient to assume geology and grade continuity to a level to support at least Indicated Mineral Resources and thus support the application of modifying factors in sufficient detail to support mine planning and evaluation of economic viability. Section 14 of the AGM's 2023 Technical Report summarizes the drill hole data used in the estimation of mineral resources.

7 SAMPLE PREPARATION, ANALYSES, AND SECURITY

7.1 Sample Preparation and Analyses

All sampling was performed by AGM staff. No metal jewelry is permitted to be worn by the AGM samplers to avoid contamination.

Core samples were typically between 30 to 150 centimeters in length and weighed between 2 to 3 kilograms. Sample intervals were determined by the logging geologist respecting lithological boundaries, alteration zones and structural features.

Core cutting procedures vary slightly from historical operators. In both cases an orientation line was drawn on the core and an electric diamond core saw used to cut the core retaining the left-hand side for reference (when looking down hole).

Historical samples were cut 1-centimetre to the right of the line and AGM samples were cut along the line. AGM procedures state that the line should be traced perpendicular to the stratification, or where there is mineralization, one should try to get the optimum distribution so that 50% of mineralization is represented in each half of the core.

Where core was too friable to cut with a diamond saw, the core was dry cut or cleaved.

For RC samples, chips of approximately 2 to 3 kilograms were collected from the cyclone in 1-metre intervals and split in a riffle splitter. If the resultant sample was greater than 3 kilograms, then the entire sample was re-split. The cyclone was continuously monitored to avoid contamination from clogging and at a minimum cleaned after every hole. The drill rods, down-hole hammer bit and the sampling equipment were cleaned regularly using compressed air. Sample recovery is monitored by weighing samples at the RC drill rig to ensure that sufficient material is collected.

Nkran exploration RC samples were taken from the drilling rig using a rotary splitter which produced equal aliquots to mitigate any bias. A 3-kilogram sample was collected for laboratory submission and coarse rejects of all samples were kept as a backup for at least three months for GC and six months for exploration.

Esaase and other RC samples were split using a three-tier riffle splitter (1 in 8 split) to obtain a sub-sample of 3 kilograms or less and collected in pre-labelled plastic bags. Rejects are stored in plastic bags.

Samples with visible gold were routinely submitted for either screen fire assay or a bulk cyanide leach assay.

GC samples were collected by RC drilling at an optimal drilling depth of 30 meters. Samples were taken at regular 1.5 m intervals. A total of approximately 2.5 to 3.0 kilograms were collected using automatic cone splitter mounted on the GC drill rig. All samples were collected into plastic bags, labelled, and sealed on site before transported to the Asanko mine laboratory for preparation and analysis.

7.1.1.1 Laboratory Preparation and Analyses

The sample preparation and analyses methodology used by the primary laboratories is summarized in Table 7-1.

Table 7-1: Summary of analytical laboratories sample preparation and gold assay techniques (2014-2022)

Laboratory	Locality	Period	Preparation	Au Assay Method	Lower Detection Limit
ALS	Kumasi	2014-2022	PREP-31 - 3 kg, or less of sample is dried, disaggregated, and jaw crushed with 70% passing 2 mm. Sample is pulverized to 85% passing 75 μm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.	30 g FA AAS 30 g screen FA	0.01 g/t 0.5 g/t
Intertek	Tarkwa	2014-2022	Samples are crushed to 2 mm and pulverized to 75 μm.	FA, Leachwell bottle roll*	0.01 g/t 0.001 g/t
Asanko	Nkran Site	2017-2022	Samples are crushed to 2 mm and pulverized to 90% passing 75 μm in LM2 pulverisers. 250 g pulp sample taken for analysis.	FA, Leachwell bottle roll*	0.01 g/t 0.001 g/t

7.2 QP Opinion

In general, the sample preparation, analysis and security procedures described by AGM for drilling samples are considered acceptable and are therefore adequate to support mineral resource modeling.

8 DATA VERIFICATION

8.1 Verification by AGM

The exploration work carried out on the Project during 2014 to 2022 was conducted by AGM personnel. AGM implemented a series of routine verifications to ensure the collection of reliable exploration data. All work was conducted by appropriately qualified personnel under the supervision of qualified geologists.

To ensure procedural consistency for data collection on the Project, AGM followed written standard operating procedures for all data collection. This includes procedural documents for collar surveys, down-hole surveys, drill core logging, sampling of drill core, RC chips, and core density, and analytical quality control.

The Project database is stored in Maxwell DataShed™ (MDS version 4.6.4) software, used to import laboratory files, check results for certified reference materials and issue a report on batch performance. AGM partly relied on the built-in data verification tools which has standard constraints, keys, and triggers to ensure that only validated data can be loaded. If these constraints, keys, or triggers have been edited or removed, invalidated data can be merged into the database, (e.g., overlapping intervals, data that exceeds the maximum depth of the drill hole, etc.).

Assay results were delivered by the primary laboratories electronically to AGM and imported into the Datashed database.

As an additional check on the reliability of assay results from the primary laboratories, both PMI and AGM instituted check assay programs at several laboratories. This is completed after a drilling program is completed, or as batches of pulps are being returned from the laboratory. The samples selected are a representative subset of grades across the deposits.

There were no check assays for exploration samples done in 2014. Exploration samples were initially analyzed at Asanko laboratory from 2015 to 2016 and were check assayed at the ALS lab in Kumasi. Exploration samples analyzed at the Intertek Laboratory during 2017-2021 were sent to ALS. No check samples have been submitted for grade control samples.

Previous extensive data verification was undertaken by several independent consultants over the periods when Keegan and PMI owned the Esaase and Nkran properties respectively, prior to the AGM takeover of PMI and the merger of the two entities as Asanko Gold and the commencement of mining from the Nkran pit in 2015. These independent consultants included SRK (2011, 2012), CJM (2014, 2016), and CSA Global (2016, 2019). In November 2020, AGM commissioned independent consultant Richard Minnitt (Minnitt, 2020) to review the Asanko mine laboratory procedures and data. Based on his review, no significant issues were identified. Mr. Minnitt visited the Asanko laboratory multiple times in 2021, reviewed the process and interviewed the laboratory personnel, and is of the opinion that the Asanko laboratory was operating at industry standard.

As part of AGM's regular procedures, project staff visit the laboratories processing their samples on a regular basis. This was done to review the sample handling, preparation, and analytical procedures. A compilation of weekly, monthly, quarterly, bi-quarterly, and annual analytical quality control reporting, including data charting and results, is completed on the control sample assays.

8.2 Verification by SRK

8.2.1 Site Visit

In accordance with NI 43-101 guidelines, several members of the SRK team visited the Project to inspect the properties, conduct field investigations and discuss with AGM personnel.

Qualified Persons Dr. Oy Leuangthong, PEng (Mineral Resources), and Mr. Glen Cole, PGeo (Geology) visited the Project from August 6 - 11, 2022 accompanied by various technical AGM staff. The purpose of the site visit was to review all aspects that could materially impact the integrity of the exploration database, including core logging and sampling, as well as review the controls on gold mineralization. SRK was given full access to all relevant project data.

During the site visit, all the Project areas were visited to review local geology as well as historical mining activities and to verify information used for mineral resource modeling. The lithological contacts checked by SRK matched the information reported in the core logs. Drill collars from various deposits were captured by GPS as digital control points and were found to compare reasonably well to the digital database provided. The qualified persons examined core from several boreholes and found that the logging information accurately reflects actual core.

8.2.2 Verifications of Analytical Quality Control Data

AGM provided SRK with external analytical control data containing the assay results for the quality control samples for the Project. All data were provided to SRK in Microsoft Excel spreadsheets. SRK aggregated the assay results of the analytical control samples for further analysis. Control samples (blanks and certified reference materials) were summarized on time series plots to highlight their performance.

9 MINERAL PROCESSING AND METALLURGICAL TESTING

9.1 2022 Testwork - Esaase Main Pit

Composites were prepared for testwork from the interval samples that had been dispatched to Bureau Veritas (BV) in Vancouver. These samples were obtained from diamond drilling undertaken in 2022. The data on which the composites were selected consisted of:

  Oxidation state: Oxide, Transition, Fresh;

  Stratigraphy: Upper Sandstone, Cobra, Central Sandstone. Assignment of stratigraphy was based on geological logging, except for the initial three holes where it was inferred from the block model using the lithostratigraphic model as it was at the time;

  Carbon content based on the geological logging: None, Trace, Weak, Moderate and Strong; and

  Au grade: data available included both cyanide-soluble Au (from the site PAL 1000 analyzers) and total Au (from fire assays of the PAL 1000 tails).

For the initial three drillholes generated in Q1 2022, the above data was available on the basis of 6 m interval composites. For the remaining drillholes generated in Q2 2022, the above data was available on a 1 m interval basis.

The selected as-received half drillcore intervals were crushed to 6.7 mm then split in half, with one half used in the composite and the other half retained separately for reference purposes and for potential future use. Based on sample mass requirements and the available timeframe in which to conduct the testwork, eight composite samples were generated: one Oxide, one Transition and six Fresh, designated as follows:

  Composite 1 - Oxide (all three stratigraphy units combined);

  Composite 2 - Transition (Upper Sandstone and Cobra combined - there was no Central Sandstone material available);

  Composite 3 - Upper Sandstone;

  Composite 4 - Cobra Low Au (expected grade 0.98 g/t Au);

  Composite 5 - Cobra High Au (expected grade 1.89 g/t Au);

  Composite 6 - Central Sandstone Low OC (intervals logged as None or Trace);

  Composite 7 - Central Sandstone High OC (intervals logged as Weak, Moderate or Strong); and

  • Composite 8 - Central Sandstone Low Au Recovery (selected intervals that reported a low cyanide recoverable content - expected Au recovery 72% versus 83-94% for the other composites).

Where possible, contributions to composites were made on the basis of selecting at least three adjoining intervals. As the data for the initial three drillholes was only available for 6 m composites, these intervals were either selected in their entirety (i.e. the full 6 m interval), or not selected in their entirety. The target composite mass for testwork was 80 kg per composite.

9.1.1 Results

The Oxide Composite 1 showed high Au recoveries for all three tests, thereby showing negligible sensitivity to grind size over the range tested. All of the other composites showed, to a greater or lesser extent, a decrease in recovery under CIP conditions compared to CIL conditions, indicating preg-robbing behavior (the Oxide composite was not tested under CIP conditions).

Dunne et al. (2012) characterize ores with a PRI of 0 as not preg-robbing, values <1.0 indicative of low preg-robbing and values above 2.5 indicative of highly preg-robbing behavior. On that basis, Composite 1 can be considered to be not preg-robbing, Composite 2 low preg-robbing and Composite 5 borderline low preg-robbing, whereas Composite 8 is classified as highly preg-robbing. By this definition, the remaining composites fall somewhere in between low preg-robbing and highly preg-robbing.

None of the samples showed any significant difference in response between the use of fresh or regenerated carbon at the 25 g/l addition level. Composites 2 and 5 showed no significant difference in recovery between the use of 25 g/l carbon and 40 g/l carbon, however Composites 3, 4, 6, 7 and 8 did report a higher overall Au recovery at the higher carbon concentration level.

Composite 2 showed little sensitivity to grind size for the coarser sizes tested - the lower recovery at the 140 mm P80 may be due to the lower calculated head grade, or it may reflect the significantly lower gravity recovery at that grind size. Composite 1 also exhibited a reduction in gravity recovery with increasing grind size. Composite 6 however showed no sensitivity to either total or gravity recovery at the coarser sizes tested.

The samples where a finer grind size was tested also exhibited little sensitivity to recovery at the finer grind size. Composite 3 reported a significantly higher residue grade, however as the calculated head grade was also significantly higher the total recovery was largely unchanged. The gravity recovery for this sample was also significantly higher at the finer grind size. Composites 4, 5 and 8 also reported lower residues grades at the finer grind size, however the head grades were also lower and so the total recoveries showed little difference. The gravity recovery for Composite 5 was significantly higher at the finer size, however for Composites 3 and 8 it was not significantly different. Only Composite 7 reported a lower residue grade at the finer grind size, which when coupled with a higher calculated head grade gave a significantly higher total recovery. The gravity recovery for this sample at the finer grind size was also significantly higher.

The baseline test residue size-by-size assays for these composites showed some increase in Au grade in the coarser fractions, more so for Composites 3 and 5 than the others. Carbon and sulphur grades tended to be higher in the intermediate size fraction, however there were no discernible relationships between Au and S or C in the size fractions.

The diagnostic leach tests showed between 8% and 25% of the residual Au was cyanide recoverable, 6% or less was associated with carbonaceous minerals, 36% to 69% was associated with calcite/dolomite/pyrrhotite/goethite, 10% to 18% with sulphide minerals and 6% to 19% locked in silicate minerals. The Composite 4 samples exhibited the lowest cyanided recoverable Au and Au associated with sulphides, but the highest Au associated with calcite/dolomite/pyrrhotite/goethite. The Composite 8 sample exhibited the highest Au locked in silicates and associated with sulphides, but the lowest Au associated with calcite/dolomite/pyrrhotite/goethite.

As noted above, all of the samples tested showed an increase in recovery under CIL conditions compared to the direct leach component of the CIP tests, and some of the samples showed a further increase in CIL recovery at the higher carbon concentration.

These results show what amounts to virtually a step change in behavior over a narrow range of PRI values between 1.0 and 1.5, from a response indicating mild preg-robbing behavior at a PRI of just over 1.0 or less to behavior indicating a significant preg-robbing response at PRI values of just under 1.5 and above.

9.2 2022 Testwork - Nkran and Obotan Satellite Deposits

9.2.1 Nkran

Four samples were submitted for testwork at BV generated from 2022 drilling. The samples were from the base of the pit, aimed to represent "Cut 3" of the pit design. Three of the samples were of Sandstone, and the other was of Granite.

The testwork followed the same scheme as for the 2022 Esaase testwork, with comprehensive head assays, gravity recovery and cyanide leaching testwork, however in this case the focus was on sensitivity to grind size, which had not previously been extensively tested for Nkran; the cyanide tests were conducted in CIL format only and with a single carbon concentration - 25 g/l of fresh carbon. The baseline grind size was a P80 of 90 mm, and coarser grind sizes - up to a P80 of 150 mm, were tested for each sample.

The head assays showed the samples to be free of deleterious elements, consistent with AGM's knowledge of, and experience with, Nkran ore. The PRI values indicate the samples to be low (Sandstone samples) or not (Granite sample) preg-robbing.

The leach tests reported high Au recoveries with little sensitivity to grind size over the range of sizes tested. While the recoveries for the Western and Central Sandstone sample showed a slight decrease with increasing grind size, this was more an artifact of the calculated head grades, as the leach residue grades showed essentially no variation with grind size. The residue grades for the Granites sample showed something of a step change between the P80 134 mm and 104 mm tests and this is reflected in the recovery values, although the figure for the P80 134 mm test is clouded by the much higher calculated head grade.

The results for the Eastern Sandstone sample showed a decrease in recovery for the grind sizes coarser than the baseline figure. Size-by-size assays conducted on the leach residue from test GCIL11 indicated that a grind size of P80 75 mm may be a more optimum figure for this material.

9.2.2 Abore

A small testwork program was undertaken at the Asanko laboratory to test the metallurgical response of the Sandstone lithology type at Abore. This lithology type had only been tested previously as a minor blend component with the predominant Granite lithology.

Two samples were generated from 2022 infill drilling, one from intervals of diamond drill core and the other from intervals of RC chip. Both samples were of Fresh material, and the samples were composited from coarse assay reject material.

The test procedure was as follows:

• Head assay - Au by PAL 1000 with fire assay of the residue, and S and C speciation (Total S, Sulphide S, Total C, Organic C) by Leco.

• Gravity recovery - 2 kg samples were ground to the target P80 of 106 mm then passed once through a 7.5 cm Knelson Concentrator. The concentrate was subjected to intensive cyanidation with the tailings from the Knelson and intensive cyanidation stages combined for the subsequent leach tests.

• Cyanidation - bottle roll tests based on 1 kg samples under typical Asanko plant parameters:

• 50% solids;

• pH 10.5;

• 100 g/t Pb(NO3)2;

• oxygen injection: DO initially 20 ppm then maintained at 15 ppm;

• initial addition of cyanide equal to 850 ppm NaCN in solution;

• carbon addition of 25 g/l of fresh (conditioned) carbon; and

• 18 hour residence time with monitoring of pH, free NaCN and DO.

The leach results show high recoveries for both samples - the lower recovery for Composite 1 is a function of the low head grade - the leach residue grades in both cases were 0.06-0.08 g/t.

9.2.3 Midras South

A small testwork program was undertaken at ALS Kamloops on samples from Midras South. This was the first metallurgical testwork program undertaken for this orebody.

Three samples were generated from 2021/22 drilling, one each of Oxide, Transition and Fresh. The Oxide sample was made from intervals of RC chip and the Transition and Fresh samples were made from intervals of diamond drill core.

Based on the testwork result spreadsheets received as of the effective date of the report (ALS Kamloops, 2022), the test procedure appears to have been as follows:

• Gravity recovery - 2 kg samples were ground to the target P80 of 106 mm then passed once through a 7.5 cm Knelson Concentrator. The concentrate was subjected to intensive cyanidation with the tailings from the Knelson and intensive cyanidation stages combined for the subsequent leach tests.

• Cyanidation - bottle roll tests based on the recombined 2 kg samples with the following parameters:

• 50% solids;

• pH 10.5;

• 30 minute pre-aeration with 100 g/t Pb(NO3)2;

• oxygen injection: DO maintained at 15 ppm;

• initial addition of cyanide equal to 850 ppm NaCN in solution;

• carbon addition of 25 g/l; and

• 18 hour residence time with monitoring of pH, free NaCN and DO.

The leach results show recoveries of between 93% and 96% for the three samples; the leach residue grades ranged from 0.04g/t to 0.08 g/t.

9.3 Life-of-Mine Recovery Estimates Summary

The recovery relationships developed for Esaase, Nkran, the Obotan satellite deposits and the site stockpiles are summarized in table below.

Table 9-1 Summary of recovery relationships

Orebody	Oxidation Level	Lithology	Recovery Relationship
Esaase	Oxide	All	Fixed tails grade: 0.1 g/t Au
	Transition & Fresh	Hawk & USS	Recovery = 8.26 * ln(Au head grade) + 73.86
		Cobra	Recovery = 2.70 * ln(Au head grade) + 71.14
		CSS & FWS	Recovery = 6.98 * ln(Au head grade) + 74.38
Nkran	All	All	Fixed recovery: 94%
Abore	All	All	Fixed recovery: 94%
Miradani North	All	All	Fixed recovery: 94%
Akwasiso	All	All	Fixed recovery: 94%
Dynamite Hill	All	All	Fixed recovery: 94%
Adubiaso	All	All	Fixed recovery: 94%
Midras South	All	All	Fixed recovery: 94%
Stockpiles	All	All	Fixed recovery: 85%; minimum 0.1 g/t Au tails grade

10 MINERAL RESOURCE ESTIMATES

The effective date of the Mineral Resource Statement is December 31, 2022. The AGM is comprised of nine deposits: Nkran, Esaase, Abore, Miradani North, Midras South, Adubiaso, Akwasiso, Asuadai and Dynamite Hill.

Table 10-1 Mineral Resource Statement* for Asanko Gold Mine, Ghana (December 31, 2022)

Category	Deposit	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (koz Au)
Measured	Nkran
	Esaase
	Abore
	Miradani North
	Adubiaso
	Midras South
	Akwasiso
	Asuadai
	Dynamite Hill
	Stockpiles	7.4	0.67	158
	Total Measured	7.4	0.67	158
Indicated	Nkran	15.3	1.89	931
	Esaase	30.6	1.25	1,227
	Abore	12.8	1.16	477
	Miradani North	7.9	1.39	352
	Adubiaso	3.1	1.47	148
	Midras South
	Akwasiso	1.4	1.16	52
	Asuadai	1.6	1.23	64
	Dynamite Hill	2.2	1.34	95
	Stockpiles
	Total Indicated	75.0	1.39	3,346
Measured + Indicated	Nkran	15.3	1.89	931
	Esaase	30.6	1.25	1,227
	Abore	12.8	1.16	477
	Miradani North	7.9	1.39	352
	Adubiaso	3.1	1.47	148
	Midras South
	Akwasiso	1.4	1.16	52
	Asuadai	1.6	1.23	64
	Dynamite Hill	2.2	1.34	95
	Stockpiles	7.4	0.67	158
	Total Mea + Ind	82.3	1.32	3,504
Inferred	Nkran	3.6	1.83	209
	Esaase	8.2	1.26	334
	Abore	3.6	1.14	131
	Miradani North	2.9	1.30	122
	Adubiaso	0.1	1.05	3

Category	Deposit	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (koz Au)
	Midras South	5.4	1.32	232
	Akwasiso	0.2	1.28	9
	Asuadai	0.1	1.29	4
	Dynamite Hill	1.0	1.24	40
	Stockpiles
	Total Inferred	25.1	1.34	1,084

Notes:

1. Mr. Malcolm Titley, MAIG of CSA Global UK is the Qualified Person responsible for the Nkran mineral resource statement. Dr. Oy Leuangthong, PEng and Mr. Glen Cole, PGeo of SRK Consulting (Canada) Inc. are Qualified Persons responsible mineral resource statements for Esaase, Abore, Miradani North, Adubiaso, Midras South, Akwasiso, Asuadai and Dynamite Hill.

2. Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Due to rounding, some columns or rows may not compute exactly as shown.

3. Reported within an optimized pit shell assuming a price of USD1,800 / oz gold and using various cut-off grades: 0.40 g/t gold for Nkran; 0.50 g/t in Oxides and 0.60 g/t gold in Transition and Fresh for Esaase; and 0.45 g/t gold for all other deposits. Metallurgical recovery of 94% for all deposits, except in Esaase, where gold recoveries vary based on lithology.

4. All tonnages are reported as in situ dry tonnes.

5. Mineral resources are inclusive of mineral reserves. Galiano's share of the Project on an equity basis is 45%. All quantities are reported on a 100% basis.

10.1 Nkran Mineral Resource Estimate

10.1.1 Geological Interpretation

10.1.1.1 Lithology Domains

The Nkran lithological model was updated by CSA Global using Leapfrog. The interpretation was based a structural and lithology review completed by site geologists which included the additional 23 diamond drillholes completed during 2021/2.

10.1.1.2 Weathering Domains

AGM geologists created weathering profiles for the bottom of complete oxidation (base_oxide) and the top of fresh (top_fresh) material in LeapfrogTM, based on logged oxidation/weathering state prior to the 2018 estimate - these surfaces were used to flag weathering into the updated model and assign density values into the blocks. CSA Global checked the logged weathering surfaces in the new drilling against the interpreted surfaces. The new drilling is collared in the pit which is in fresh rock.

10.1.1.3 Mineralisation domains

The main lithological units, form the basis for delineating geological domains (GEOL).

Mineralization composites were generated in Leapfrog using a gold cut off of 0.15 g/t and a minimum mining width of 6 m to guide sample selection. The interval select tool in Leapfrog was used to ensure that just the mineralized material was selected, not the lower grade dilution added either side of the 0.15 g/t intervals to create the minimum width composite.

A binary numeric code was set up using the calculation function in Leapfrog for the selected intervals. This code was used as an input into an indicator model within the Leapfrog numeric modelling function. The indicator model was guided by structural trends were provided by Asanko geologists.

10.1.2 Grade Estimation

The Nkran MRE has been estimated using post-processing of ordinary kriged large panel estimates to produce a recoverable MRE. This method provides SMU scale block estimates that honour the theoretical grade-tonnage relationship determined from discrete Gaussian change of support. Uniform Conditioning (UC) results for the large OK panels are transferred to SMU blocks using Localised Uniform Conditioning (LUC). The quality of the results is dependent on the availability of drill hole data and the nature of the spatial variance.

The biggest contributors to gold metal are ESTZON 210 and 220, where examples are presented to document the workflow.

10.1.3 Resource Classification

The classification category is based upon an assessment of geological understanding of the deposit, geological and mineralization continuity, drill hole spacing, quality control results, search and estimation parameters and the analysis of in-situ dry bulk density data.

The Nkran deposit shows reasonable continuity of mineralization within well-defined geological constraints. Drill holes are located at a nominal spacing of 25 m on 25 m sections extending out from 50 to 100 m on the periphery of the deposit. The drill spacing is sufficient to allow the geology (and associated mineralization) to be modelled into wireframes for each domain. Reasonable consistency is evident in the orientations, thickness and grades of the mineralized zones.

There is no material classified as Measured MRE as the short-range mineralization trends defined by grade control drilling (in previously mined areas) cannot be defined by the exploration drilling. Indicated MRE were informed by Slope of Regression statistics, the average distance of samples used to estimate block grades and where drilling includes zones of 25 x 25 m spacing. The remaining material above a wireframe surface nominally based on a US$1,800/oz gold price conceptual Whittle pit shell (generated for the purposes of defining a constraint underpinning "reasonable prospects of eventual economic extraction" as required under CIM guidelines) was classified as Inferred MRE.

10.1.4 Reasonable Prospects for Eventual Economic Extraction

CIM Definition Standards for mineral resources and mineral reserves defines a mineral resource as:

"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction (RPEEE). The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling."

The Nkran deposit satisfies RPEEE for open pit extraction based on the assumptions listed in Table 10-2.

Table 10-2 Assumptions considered for selection of reporting cut-off grade

Parameter	Value
Mining Cost (US$/tonne)	2.47
General and Administration (US$/tonne)	11.84
Process Cost (US$/tonne of ore)	10.66
Gold Recovery (%)	94%
Mining Recovery/Mining Dilution (%) Built into Regularised model used for Whittle optimisation	94/8
Gold Price (US$/ounce)	1,800
Reporting cut-off grade in Au g/t	0.4 g/t

10.1.5 Mineral Resource Statement

The MRE for the Nkran deposit of the Nkran Gold Project as at December 31, 2022 is presented in Table 10-3. The Mineral Resource Statement has been depleted for mining as at December 31, 2022.

Table 10-3 Mineral Resource Estimate for Nkran Gold Deposit, Ghana (December 31, 2022)

Category	Tonnes (Mt)	Au Grade (g/t)	Au Metal (koz)
Indicated	15.34	1.89	931
Measured and Indicated	15.34	1.89	931
Inferred	3.57	1.83	209

Notes:

1. The effective date of the MRE is 31 December 2022.

2. The MRE has been depleted for mining up to 31 December 2022.

3. The MRE is reported at a cut-off grade of 0.4 g/t gold assuming: metal price of US$1,800 per ounce of gold, mining cost of US$2.47 per tonne, G&A cost of US$11.84 per tonne, processing cost of US$10.66 tonne, process recovery of 94%.

4. Figures have been rounded to the appropriate level of precision for the reporting of the MRE.

5. Due to rounding, some columns or rows may not compute exactly as shown.

6. The MRE is stated as in situ dry tonnes. All figures are in metric tonnes.

7. The MRE has been classified under the guidelines of the CIM Definition Standards prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council (2014), and procedures for classifying the reported mineral resources were undertaken within the context of the Canadian Securities Administrators NI 43-101.

8. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

9. Mineral resources have been reported inclusive of mineral reserves, where applicable.

10.2 Esaase, Abore, Miradani North, Adubiaso and Midras South

SRK produced a mineralization domain for Esaase and reviewed the mineralization domains for Abore, Miradani North, Midras South, and Adubiaso that was produced by the client site geologists.

10.2.1 Geology and Mineralization Model

10.2.1.1 Lithological domains

A simplified lithological model was produced for Esaase by consolidating the logged lithology codes into a refined lithology field. In total, five refined lithology codes (FW Sandstone, Central Sandstone, Cobra Unit, Upper Sandstone and Hawk Unit) were produced in Leapfrog. SRK notes that some discrepancies between logging campaigns of each rock type have resulted in inconsistencies and recommends these intervals are relogged and refined, for use in future iterations of the lithology modelling. Historical drill holes with inconsistent logging data were excluded from the model. The consolidation of the lithological field to produce a simplified lithological model was guided by structural and lithological data collected during a site visit, drone imagery, previous maps and reports and structural data from drill holes. Polylines were used to constrain the geological domain boundaries to observable contacts seen in drone imagery from the open pit.

Lithological models for Abore, Miradani North, Midras South, and Adubiaso were constructed by the AGM’s site geologists and reviewed by SRK. Lithological domaining followed a similar workflow as for Esaase and were produced by consolidating the logged lithologies into a refined lithological field.

The lithological domains in Abore consists of a central granite, feldspar porphyry sills and domains for sandstone and shale. Miradani North is made up of refined lithological domains for granite, FW and HW sandstone, and siltstone. Midras South, lithological domains were produced for sandstone and shales and for Adubiaso, FW and HW graywacke and phyllites and feldspar porphyry sills.

10.2.1.2 Weathering domains

Weathering surfaces were modelled for the base of oxidation and top of fresh using the oxidation column in exploration drillhole logging. The final surfaces were constructed from a modified and grouped oxidation column.

10.2.1.3 Mineralization domains

For Esaase, SRK selected a modelling cut-off by assessing the extent and continuity of a series of indicator interpolant shells at different cut-off grades with respect to the assay grades of visually continuous mineralised structures. A nominal modelling cut-off grade of 0.15 g/t Au was selected for the modelling of Au mineralisation, using an indicator interpolant with a probability (called 'ISO value' in Leapfrog) of 0.35. Given the clear structural and lithological control on mineralisation, a deposit-scale structural framework was first constructed from a series (>100) of structural trend surface that was modelled from the interpreted 3D continuation of high grade gold intercepts. Structural data from orientated drill core and surface mapping was used to guide the construction of the trend surfaces. The surfaces were used to produce a structural trend, where the trend and orientation of these surfaces influenced the trend and degree of continuity of the indicator interpolant volumes in each direction.

For Abore, Miradani North, and Midras South, Galiano geologists modelled the mineralization domains using an indicator interpolant approach with raw assay data. For Abore and Midras South, a threshold of 0.2 g/t gold was selected, while in Miradani North, a threshold of 0.3 g/t gold constrained within lithology.  For Adubiaso Main and North, thresholds of 0.15 g/t gold and 0.10 g/t gold were used together with the interval selection feature to provide some flexibility through manual inclusion and exclusion of the desired intervals, and mineralization is modelled with implicit modelling approach via intrusion modelling tool.

10.2.2 Estimation approach and parameters

SRK estimated gold grades into a 3D block model using OK with up to three estimation passes, with progressively relaxed search ellipsoids and data requirements for the main mineralization domains. Smaller or discontinuous domains, such as Domain 2000 series in Esaase, and unmineralized domains were estimated using a single pass. The sill domain, that is mostly unmineralized, in Adubiaso was estimated using a hybrid approach where an Indicator Kriging approach used to estimate probabilities of belonging to a later mineralization event that represents the gently NE dipping veins and two OK approaches utilized to estimate a high-grade domain, or gold grades for later veins, and a low-grade domain, or gold grades for unmineralized sill. These two OK estimates were then averaged weighted by the IK probabilities.

Only the exploration borehole data were used in estimation. All passes use an ellipsoidal search. With exception of Miradani North, and Adubiaso Main and North, all other deposits are estimated using dynamic anisotropy to conform to the varying orientation of the modelled zones. In all cases, grades were estimated using a hard boundary approach. Furthermore, SRK chose to limit the influence of high-grade composites in later passes for some mineralized domains and/or in unmineralized domains, as warranted.

In all deposits, SRK performed estimation sensitivities on gold estimates to test the impact of changes in various parameters and assumptions including data requirement, boundary condition, high-grade outlier treatment.

10.2.3 Resource Classification

The block classification strategy considers drillhole spacing, geologic confidence, and continuity of category. The final classification was a two-step process: (1) an initial drillhole spacing criteria was applied, and (2) classification smoothing was performed by wireframing contiguous regions with consideration for geologic continuity and data density. The initial criteria and summary statistics on the classification are summarized below:

• Measured: There are no Measured blocks.

• Indicated: Blocks with a drill hole spacing less than 40 m.

• For Esaase, this corresponds to an average drill hole spacing of 30 m, and with a mean average distance of informing composites for this category is within 30 m. These blocks are estimated mainly in Pass 1.

• For Abore, this corresponds to an average drillhole spacing of 40 m, and with a mean average distance of informing composites for this category within 28 m. These blocks are estimated mainly in Pass 1.

• For Miradani North, this corresponds to an average distance of 32 m to three holes, and a mean average distance of 33 m to the informing composites. Blocks within the Indicated category are estimated within Passes 1 and 2.

• There are no Indicated blocks in Midras South.

• For Adubiaso, this corresponds to an average drill hole spacing of 25 m, and with a mean average distance of informing composites for this category is within 25 m. These blocks are estimated mainly in Pass 1 and Pass 2.

• Inferred: All other blocks in the mineralized domains with a drill hole spacing less than 80 m

• For Esaase, this corresponds to an average drill hole spacing of 50 m, and with a mean average distance of informing composites for this category is within 40 m.

• For Miradani, this corresponds to an average distance of 53 m to three holes, and a mean average distance of 48 m to the informing composites. Blocks within the Inferred category are estimated within Passes 2 and 3.

• For Adubiaso, this corresponds to an average drill hole spacing of 45 m, and with a mean average distance of informing composites for this category is within 40 m.

10.2.4 Reasonable Prospects for Eventual Economic Extraction

CIM Definition Standards for mineral resources and mineral reserves (May 2014) define a mineral resource as:

"[A] concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling."

The "reasonable prospects for eventual economic extraction" requirement generally implies that quantity and grade estimates meet certain economic thresholds and that mineral resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recovery. SRK considers that Esaase, Abore, Miradani North, Midras South and Adubiaso deposits are primarily amenable to open pit extraction. To assist with determining which portions of the gold deposits show "reasonable prospect for eventual economic extraction" from an open pit and to assist with selecting reporting assumptions, SRK mining engineers developed a conceptual open pit shell using corporately approved mining, processing and G&A costs.

10.3 Akwasiso, Dynamite Hill and Asuadai

10.3.1 Geology and Mineralization Model

10.3.1.1 Akwasiso

The geological model for Akwasiso was interpreted and modelled by Asanko exploration team based on the exploration drilling and was constructed using Leapfrog and includes:

1. Lithology model

2. Oxidation model

3. Shear model for Akwasiso

4. Mineralization model

10.3.1.2 Dynamite Hill

The geological model was interpreted and modelled by Asanko exploration team with incorporation of 2017-2019 grade control drilling and new 2021 exploration drilling. The geological model was constructed using Leapfrog and includes:

1. Lithology model (LITHO)

2. Oxidation model (OX)

3. Mineralization model (DOMAIN)

10.3.1.3 Asuadai

Mineralization is hosted within an east-northeast trending shear zone which cuts through sediment packages and is also found parallel to bedding within wacke/sandstones on the southeast footwall side and wacke/siltstones on the northeast hanging wall side. Diorite dykes have intruded along the central lithological contact of the shear. Sub-parallel to this central contact are hanging wall and footwall extents of the shear zone.

A series of repeating north-south trending structures cross the shear zone, offsetting the main lithological contact and the hanging wall shear contact. Each of the diorite bodies appears to be bracketed by a pair of these north-south structures. These structures are not evident on the magnetic images due to their orientation and the low magnetic contrast in the host lithologies.

The geological model builds on the observations and concepts modelled by HMM Consultancy in 2014. The geological model was constructed using Leapfrog and was built in four parts:

1. Lithology model (GROCK)

2. Structural model (Interpreted structural planes)

3. Mineralization model (MDOM)

4. Material Type model (MROCK)

10.3.2 Estimation Approach and Parameters

10.3.2.1 Akwasiso

OK was used for grade estimation. An independent GC model of the same block size was first created using GC data only as reference model in the mined-out area. To ensure that the resource model will reproduce the grade distribution of the reference model, multiple scenarios of estimation parameters were tested to run estimation with exploration data only (EXP Model). The parameters that produced the closest tonnage-grade curve to GC model were selected. The GC composites were then merged with the exploration composites for the final resource estimation (MRE Model) using the selected parameters. The vein lode type domains used dynamic anisotropic search orientations generated from digitized vein trend surfaces.

10.3.2.2 Dynamite Hill

Grade estimation for Dynamite Hill used a combination of localized selective mining unit (LSMU) and Inverse Distance methods. The main domain (10) used LSMU, and all other domains used Inverse Distance to power 3 (ID3). Only exploration drillhole composites were used.

10.3.2.3 Asuadai

The grade model for Asuadai was estimated at a SMU scale of 5 x 5 x 3 metre LSMU (see description above for Dynamite Hill), with a panel size of 50 x 50 x 24 metres.

The conditional simulation uses point scale SGS using a fine grid of points (1m x 1m x 1m) which is close to the composite length. The search neighbourhood is set at 200x100x100 metres and is aligned to the along strike and downdip orientation of the shear zone.  A minimum of 6 samples with a maximum of 20 samples is set for selection with the search and a restriction of 5 samples per hole is used.  As well as the samples, up to 20 previously simulated nodes are selected.

Simulation realisations are run in batches of 10 and each realisation within a batch uses the same path. Thirty realisations are run with the initial variogram for the domain and then another thirty realisations are run with the alternate variogram giving a total of 60 simulation realisations.

10.3.3 Resource Classification

Akwasiso and Dynamite Hill share common geological features as other well studied deposits on the Nkran structural trend. The control of mineralization is well understood from the previous modelling and mining.

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Akwasiso, Dynamite Hill and Asuadai. The spacing criteria to separate the resource classes are generally based on the variogram ranges and mining experience at the adjacent Nkran deposit. The classification criteria for all three deposits are summarized below:

• Measured: There are no Measured blocks.

• Indicated: Blocks with a drill hole spacing less than 40m, or in Dynamite Hill domains 9, 11 and 12 require a drillhole spacing of 35 m or less.

• Inferred: All other blocks in the mineralized domains with a drill hole spacing less than 80 m or will a drillhole within 40 m distance.

Drilling coverage at Akwasiso is relatively high. Approximately 50% of the Indicated material are within 20 metre drillhole spacing, and over 75% within 30 m spacing; while approximately 90% of Inferred material are within 40 to 60 m spacing.

10.3.4 Reasonable Prospects for Eventual Economic Extraction

The mineralization at Akwasiso, Dynamite Hill and Asuadai are assumed to be amenable to open pit mining and milling and recovery through CIL gold processing. The reasonable prospects for eventual economic extraction of the mineral resources were tested by constraining the mineral resources within a conceptual pit shell optimized in NPV Scheduler™ software at US$1800/oz gold price with all the materials of Indicated and Inferred classes and with a reporting cut-off grade of 0.45 g/t Au.

After review of optimization results, and through discussions with Galiano, SRK considers that it is reasonable to report as open pit mineral resource those classified blocks located within the conceptual pit shell above a cut-off grade of 0.45 g/t gold for Akwasiso, Dynamite Hill and Asuadai.

No underground mineral resource is reported.

10.4 Mineral Resource Statement

Mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines (November 2019). The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent MREs. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors.

The effective date of the Mineral Resource Statement is December 31, 2022.

The QPs are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the MRE.

10.5 Factors that May Affect the Mineral Resource Estimate

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the MREs. Other relevant factors that may materially affect the mineral resources, including mining, metallurgical recovery, and infrastructure are reasonably well understood according to the assumptions presented in the AGM's 2023 Technical Report.

11 MINERAL RESERVE ESTIMATE

11.1 Introduction

The AGM comprises nine mineral resource deposits and a processing plant with 5.8 Mtpa capacity. The mining operation, including the ore handling, is carried out using mine contractors. This study showed that six of the deposits are profitably mineable under current conditions and thus are the basis of mineral reserves. SRK conducted detailed mining studies, including pit optimization, production schedule and mine design, for these six deposits.

The majority of the deposits that constitute the mineral resources at the AGM were subject to mining activities in the past. Inclusive of past production, Nkran is the largest and highest-grade resource at the AGM. Mining in Nkran pit was stopped in June 2020 due to some instability of the walls and also due to the mine nearing its then reserve limits. The main sources of ore in the past two years were Esaase and Akwasiso pits. Akwasiso pit reached its ultimate limit in July 2022 and will not be expanded unless further exploration shows resource potential. Some metallurgical recovery issues were observed at Esaase in 2022 and with further investigation, mining activity ceased there in May 2022. The mill continued processing stockpiled ore located near the mill as well as at Esaase. Additional deposits that have been evaluated as mineral reserves include previously mined Abore, Adubiaso, Dynamite Hill and Miradani North.

According to the updated mineral reserve statement, the two pits of Nkran and Esaase contain 58% of the total reserve in the ground.

The Midras deposit is classified as Inferred Mineral Resource and as such is not part of the mineral reserve. The Asuadai deposit is small and its proximity to the village of Asuadai incurs additional costs that impair its economic viability; therefore, it is has not been considered a mineral reserve.

Artisanal mining activities are present in many of the resources except Nkran and Esaase. Previously mined areas are flooded, requiring dewatering.

The processing plant, a camp and air strip are located close to the Nkran pit.

Dr. Anoush Ebrahimi, QP of Sections 15 and 16 of the AGM's 2023 Technical Report, visited the AGM for four days.

SRK team visited the mineral resources, the mill, mineralogy lab, the core shack and the offices. Multiple meetings were held to review the operation and particularly to review the reconciliation reports.

11.2 Pit Optimization Results

SRK developed optimization models for each deposit. The pit optimization was carried out using Geovia Whittle software for Nkran, Esaase, Dynamite Hill, Abore and Miradani North. Datamine NPV Scheduler was used for the Adubiaso deposit. Using an incremental gold price of $30/oz, a series of pit optimizations were performed for each deposit, ranging from a minimum of $450/oz to $1,800/oz gold price, with $1,500/oz being the base case price used for the analysis.

Nkran and Esaase pits each mine more than 600 kozs of gold at revenue factor 1.0 (base case price). Dynamite Hill optimised pit shell, with about 44 kozs of gold mined in the final pit, is the smallest optimised pit shell among the six deposits at the AGM.

Nkran provides the highest-grade ore for the project; however, it requires a significant amount of pre-stripping. The optimised pit shell strip ratio for Nkran is about 12.45:1 waste/ore. Abore and Miradani North optimised pit shells have the lowest strip ratio, with ore being available in the first year of mining for both deposits.

11.3 Mineral Reserves Summary

The mineral reserve estimate for the AGM has been prepared as part of the 2022 Feasibility Study. This mineral reserve estimate has been prepared in accordance with the CIM Definition Standards adopted May 2014.

The mineral reserves were derived from the mineral resource block models and stockpiled mineral resources that are presented in Section 14 of the AGM's 2023 Technical Report. The mineral reserves respective of the six open pits are based on Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and mining waste dilution. The mineral reserves include 41.72 Mt of mineable ore from six open pits and 7.20 Mt of existing stockpile material at an average grade of 1.43 g/t and 0.67 g/t, respectively. The mineral reserve includes variable mining dilution for each pit, and it is calculated after 2% ore loss. The reference point for the mineral reserve estimate is the point where the ore is delivered to the processing plant.

The QP, Dr. Anoush Ebrahimi, does not know of any legal, political, environmental, or other risks that could materially affect the potential development of the mineral reserves. Dr. Ebrahimi believes the risks regarding permitting and socio-economic factors are low.

11.4 Declaration

The mineral reserves QP's opinion contained herein and effective 31 December 2022, is based on information collected by SRK throughout the course of the Feasibility Study, which in turn reflects various technical and economic conditions at the time of writing this report. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This technical report may include technical information that requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QP does not consider them to be material.

Neither SRK nor the mineral reserves QP is an insider, associate or an affiliate of Asanko or Galiano, and neither SRK nor the QP, nor any affiliate has acted as advisor to Asanko or Galiano, or each of their respective subsidiaries or affiliates in connection with this project. The results of the technical work by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

Table 11-1 Summary of the mineral reserves for AGM, Ghana, as at 31 December 2022

Deposit	Proven			Probable			Total
	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)
Nkran				9.9	1.82	582	9.9	1.82	582
Esaase				13.6	1.22	532	13.6	1.22	533
Miradani North				6.8	1.41	310	6.8	1.41	310
Abore				8.2	1.27	334	8.2	1.27	334
Dynamite Hill				1.1	1.31	45	1.1	1.31	45
Adubiaso				2.2	1.58	110	2.2	1.58	110
Stockpiles	7.2	0.67	155				7.2	0.67	155
Total Reserve	7.2	0.67	155	41.7	1.43	1,913	48.9	1.31	2,068

Notes:

1. The effective date of the mineral reserve is 31 December 2022.

2. Mineral reserves are reported assuming a gold price of US$1,500/oz Au.

3. Mineral reserves are defined within six different pit designs guided by pit shells derived from the optimization software, GEOVIA Whittle™ and Datamine Studio NPVS™.

4. Cut-off grades vary based on the deposit. Nkran is close to the mill and contains only fresh ore. The mineral reserves are reported at 0.40 g/t Au cut-off for the fresh ore in Nkran. For Esaase, mineral reserves are reported at cut-offs of 0.55 g/t Au for the oxide ore and 0.70 g/t Au for the remaining ore types. For all other open pits, the mineral reserves are reported at 0.5 g/t Au cut-off for all ore types.

5. Mining costs vary based on the pit, the rock type, and the depth of the pit. The average mining costs for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso are $2.44/t, $1.98/t, $1.94/t, $2.00/t, $2.29/t and 2.06/t, respectively. There are additional expenditures for fixed contractor monthly fees, grade control, community fees, Owner's Mining G&A, and other small costs that vary with each deposit and are in addition to the $/t stated.

6. Ore transportation cost varies for each pit based on the haul distance. It ranges between $0.61/t for Nkran and $6.15/t for Esaase.

7. Processing cost is $8.81/t for oxide ore, $10.39/t for transition ore and $10.66/t for fresh ore.

8. General and administration costs are $6.69/t for Esaase and $6.19/t for all other pits.

9. Processing recovery is 94.0% for all ore types in all pits except for Esaase. Processing recovery varies based on the ore type and head grade in Esaase, where the average recovery for oxide, Upper Sandstone, Cobra and Central Sandstone ore types are 90.1%, 73.8%, 71.3% and 76.4%, respectively.

10. Mining dilution varies between pits. The average mining dilution is calculated to be 11.9%, 14.4%, 6.0%, 10.8%, 11.6% and 15.3%, for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso, respectively.

11. A 2% ore loss has been applied to the total reserve in each pit and for the stockpiles.

12. Figures are rounded to the appropriate level of precision for the reporting of mineral reserves. Due to rounding, some columns or rows may not compute as shown.

13. The overall strip ratio (the amount of waste mined for each tonne of ore) for AGM is 7.21 (W:O). The strip ratio for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso is 13.5, 4.5, 5.6, 4.8, 9.8 and 8.2 respectively.

14. The mineral reserve is stated as diluted dry metric tonnes.

15. The mine plan underpinning the mineral reserves has been prepared by SRK Consulting (Canada) Inc.

12 MINING METHODS

12.1 Introduction

There are several mineral deposits at the AGM that are in different stages of exploration and advancement. Six deposits are viable to be mined by conventional truck and shovel open pit mining techniques; they are: Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso.

All pits will utilize truck-loader mining methods operated by contractors as has traditionally been the case at the AGM. Ore and waste material will be drill and blasted as required in 6 m benches, loaded using front-end loaders or backhoe excavators and then hauled using a mix of articulated and rigid body trucks. Mining will be operated by experienced contractors using either 40-t CAT 740 and/or 91-t CAT 777 trucks, depending on pit size and equipment availability.

All six pits in this report were previously subject to mining activities. The last mining activity at the AGM was in the Esaase pit, terminated in May 2022, followed by the Akwasiso pit, terminated in July 2022; however, the mill continues operations using stockpiled ore.

There are ROM stockpiles near each pit and ROM stockpiles near the primary crusher adjacent to the processing plant. Ore from Esaase, Abore, Miradani North and Dynamite Hill will be stockpiled adjacent to the pits and then hauled by contractors to the processing plant near the Nkran pit. The Nkran and Adubiaso pits are close to the mill, so some ore will be directly fed to the crusher.

Bench geometries were determined by SRK geotechnical guidance and AGM operational experience and are specific to each pit.

Haulage roads are for two-way traffic for the upper parts of the pits and one-way for the last 2-3 benches in the pits. In some cases, the last one or two benches were assumed to be mined by smaller equipment, utilizing temporary ramping.

Pits were designed to best follow optimized pit shells and minimize strip ratios, while honouring geotechnical guidance, safety standards, and other spatial constraints, such as previously mined pit walls and regulatory boundaries relating to nearby villages and other infrastructure.

Waste materials will be hauled to the WSF located near each pit.

Two SRK mining engineers visited the mine site in June and August 2022. They concluded that the mining operations were sound, and the use of Ghanaian mining contractors has been safe and cost effective.

12.2 Final Pit and Phase Designs

12.2.1 Nkran

Production at the AGM commenced in 1997 with the Nkran deposit. Operations were terminated in 2001 and then restarted in 2015 and again terminated in June 2022. Nkran has produced 790,824 oz of gold to date and remains the highest-grade deposit at Asanko.

The Nkran pit is a semi-conical shape with a main axis at a 43° azimuth. To date, mining has occurred down to the 870 m bench, reflecting a pit wall height of 320 m. Currently in care and maintenance, a pit lake has formed at the pit bottom, which will require dewatering prior to mining restart. Water levels vary depending on the amount of dewatering and rainfalls; the lake was measured at 896 m in August 2022 and 903 m in September 2022.

The pit design detailed in this section is considered an expansion of the existing pit.

Geotechnical design criteria, which guided bench parameters used in design, vary based on domain. Domains are determined by both azimuth (North, East 1, East 2, South, West 1, West 2) as well as rock type (oxide, transition, fresh and shale). The combination of these different zones creates 20 unique slope domains (shale is only found in the western azimuths).

Working bench heights are 6 m. Based on the geotechnical guidance double and triple benching are applied for the final walls.

Two haulage ramps are considered in the Nkran pit design. This will help the operation be more flexible and increases the safety of the operation. Both roads are designed so that they approach the WSF on the north side of the pit and both reach the surface at an elevation of 1175 m. Due to limited space available and to control the strip ratio, there will be only one ramp serving the pit from bench 910 to the bottom of the pit. The highest bench mined in Nkran is 1190 m in northwest wall and the lowest bench mined is at 755 m. At the end of mine life, the pit reaches to a depth of 415 m.

Note that to avoid the negative numbers in the maps and working models and based on an operational protocol, 1,000 m has been added to the actual elevations in Nkran pit. SRK followed this protocol. For example, the lowest elevation mined is actually -245 masl (meter above the sea level) but in Asanko's records and designs, it is 755 m.

A 25 m wide geotechnical berm was added at the 1,115 m elevation on the western wall for stability purposes after a geotechnical assessment of the design by SRK geotechnical engineers.

Nkran considered the proximity of villages to the east, and as such maintained a 500 m buffer from mining activities to primarily mitigate the risk of potential flyrock from blasting. This boundary constrained additional ramping that may have been considered for the eastern wall.

Both ore and waste exit either of the two dual ramps and head north, where waste is sent northeast to the main Nkran WSF or to the immediate west to the old Resolute WSF, and ore heads west to the processing plant northwest of the Nkran pit.

12.2.2 Esaase

Esaase, mined until May 2022, is an along-strike relatively narrow pit with multiple pit bottoms and a satellite pit to the south. It has an existing stockpile that is currently used to feed the Nkran processing plant. Of the six pits described, Esaase is the furthest from the processing plant with an average distance of approximately 31 km.

The Esaase deposit contains a low-grade high tonnage resource, and the mineralogy is complex compared to other deposits at the AGM, requiring an intensive grade control practice.

Esaase will utilize 91-t trucks, similar to Nkran.

Esaase South, located 150 m south of Esaase Main, has a single two-way ramp going counterclockwise from the pit exit at 244 m to a switchback at 211 m, facilitating an interim pit bottom, before reaching an ultimate pit bottom at 127 m. The final two benches are accessed by a one-way ramp, and the bottom bench is assumed to be mined with smaller equipment and temporary ramping.

SRK considered various phasing options for Esaase Main. Due to the complexity of ore characteristics in the sulphide zones, phasing was designed to prioritize mining oxide material to facilitate mill feed blending in the early stage of the project life cycle. Based on ore accessibility, the first mining phase starts with center pit, then followed by northern pit with more stripping, concluding with the Esaase South phase.

12.2.3 Miradani North

At the Miradani North deposit, some open pit mining was conducted in the past by GPS Ghana Ltd. to a vertical depth of 30 to 40 m. The mine was then abandoned and recently became a place for artisanal mining activities.

In recent years, AGM conducted an intensive exploration drilling program. It is the southern-most deposit at the AGM and is located approximately 10 km south of the Nkran processing plant. To facilitate ore haulage, AGM had designed a new road to the processing facility, planned to be built prior to mining at Miradani North Artisanal mining activities are focused on the remaining tailings and waste dumps left from past mining operations.

Slope design in Miradani North is based on rock type and is divided into two slope domains based on pit wall orientation.

The Miradani North pit is designed to employ 40-t trucks. The pit is conical shaped with two haulage roads accessing the northeast and southwest walls. Both roads reach the surface at 142 m elevation. The dual haulage road will become a single access road below the 76 m elevation. The roads are two-way traffic except for the last three benches.

The topography of the Miradani North area is relatively flat with ease of access to the pit from different directions. The lowest bench of the pit is at -80 m elevation. The highest wall of the final pit is at the southeast section, at 240 m high.

Miradani North pit is designed to be mined in two phases. This will help advance the high-grade ore.

12.2.4 Abore

The Abore deposit is located midway along the main haulage road between Esaase pit and the Obotan mill. It is about 15 km north of the mill and Nkran pit. The deposit is relatively narrow and steeply dipping. The pit follows the strike of the orebody and forms an along-strike narrow pit with multiple pit bottoms.

The deposit was mined from the late 1990s until the early 2000s along the strike of the orebody focusing on the oxide ore. Abore was mined to various depths but not more than 50 meters.

The Abore slope design is mainly based on rock types and is divided into two main zones based on the wall orientation.

Due to its long shape, the Abore pit can be mined in different sections independently. SRK designed the final pit in four different sections called cuts. In production scheduling, these cuts were used to advance mining of the highest-grade ore.

12.2.5 Adubiaso

Adubiaso is about 4 km north of the mill, just along the Esaase/Abore haul road. At Adubiaso, Resolute historically mined mostly oxides and transition material by open pit free dig methods. Mining was from October 1999 to December 2000. As reported by Brinckley (2001), a total of 3.79 Mm3 of material was historically mined from the Adubiaso open pit. A total of 0.70 Mt at 2.43 g/t Au was delivered to the ROM pad, containing a total of 54,654 oz of gold. Total production of 52,677 oz (recovered) was achieved.

SRK visited the site, and at the time of the visit, there was artisanal mining activity observed to north side of the pit outside of the lake. There is an existing WSF on the northwest side of the pit across the access road that has been completely vegetated and is not recognizable.

For the Adubiaso pit, the slope design parameters are based on rock types and are the same for all directions. There will be a geotechnical berm of 20 m or a haulage road of 16 m for various slope heights in different rock types.

The Adubiaso pit will be mined using 40-t trucks. The haul roads are designed at 16 m width and 10% gradient. There are two access roads for the pit, where one will exit to the north and another to the south. Most of the ore will exit the pit via the south ramp. The Adubiaso pit is about 1.1 km long with the bearing of the main pit axis measured at 32°. The width of the pit varies and is measured at 425 m in its widest section.

12.2.6 Dynamite Hill

The Dynamite Hill deposit was discovered in 2013 and put into production in Q4 2017. Production ceased in late 2019 and processed 93,411 oz of gold. The pit mined to a depth of 185 m. It is a relatively long pit on top of a hill with a long axis azimuth of 48°. A lake has formed at the bottom of the pit with a surface elevation of 1172 m (August 2022). Dynamite Hill is about 7.5 km northeast of the mill and the Nkran pit.

There is minor artisanal mining in the area including mining the waste and very small underground excavations. The southeast wall has wall instabilities that need to be mitigated before initiating operations in this pit. There are established access roads to various elevations of the pit that make it easier for restarting the mine.

Geotechnical design criteria are defined based on the pit wall azimuth (north, east, south, west) as well as the rock type (oxide, transition and fresh). The north and south domains have the same guidance and so were grouped together, culminating in nine distinct slope domains.

The pit will have narrow cuts, particularly on the southeast wall. It is planned to use track dozing for stripping the narrow sections of the southeast wall. The pit requires one spiral ramp for access. The topography of the area is favourable; it provides several access opportunities both on the west and east sides of the pit.

The Dynamite Hill pit design utilizes the existing pit exit at approximately 265 m elevation and then ramps downwards counterclockwise to a switchback at 245 m elevation, before continuing clockwise down to the pit bottom at 143 m elevation. The bottom two benches are one-way road widths.

SRK attempted multiple design iterations that sought to leave the south-eastern as-built wall untouched to reduce waste stripping; however, this was not achievable without significant ore loss at depth. Any favourable adjustments to geotechnical guidance or spatial ore location should prompt re-visiting the pit design.

Benches above the pit exit are accessed from topography or from the external ramp along northwest of the pit crest. Waste from upper elevations is sent north to the North WSF, built upon an existing waste facility, while ore exits the pit and is hauled south via the external haul road to the processing plant at Obotan.

Once mining has reached the 245 m elevation and switchback, a slot cut is established to short haul waste to the South WSF as well as reduce haul time for ore heading south.

12.2.7 Summary of Final Pits

Table 11-1 summarizes the materials mined from various pits at the AGM, as designed in the FS. Nkran pit mines only fresh rock. Esaase still has 3.7 Mt of oxide ore left in its pits. In general, 76% of the ore is fresh ore, with oxide and transition ore each contributing about 12% of the ore at the AGM.

Table 11-1 Ore mined from various pits by rock type

Pit	Asanko Project Ore Mined from Various Pits
	Oxide			Transition			Fresh			Total Ore
	kt	Au g/t	Au koz	kt	Au g/t	Au koz	kt	Au g/t	Au koz	kt	Au g/t	Au koz
Nkran							9,921	1.82	582	9,921	1.82	582
Esaase	3,715	0.93	111	2,383	1.24	95	7,460	1.36	327	13,558	1.22	533
Miradani North	615	1.38	27	1,008	1.46	47	5,213	1.4	235	6,836	1.41	310
Abore	668	0.98	21	1,035	1.13	38	6,471	1.32	275	8,174	1.27	334
DH	26	0.89	0.75	27	0.9	0.784	1,007	1.33	43	1,060	1.31	45
Adubiaso	228	1.27	9	407	1.45	19	1,535	1.66	82	2,170	1.58	110
Total Ore Mined	5,251	1.01	170	4,860	1.28	200	31,607	1.52	1,544	41,718	1.43	1,914
Stockpiles										7,202	0.67	155
Total Reserves	5,251	1.01	170	4,860	1.28	200	31,607	1.52	1,544	48,920	1.31	2,068

All finalized pit designs were geotechnically validated and comply with the slope design parameters and associated recommendations provided from the SRK geotechnical studies carried out between 2020 and 2022.

13 RECOVERY METHODS

13.1 Process Description

The existing AGM process plant located at Obotan is capable of processing approximately 5.8 Mtpa of total mill feed. Before the period of stockpile processing, the plant was fed primarily with ore from Esaase supplemented by feed from Akwasiso.

13.2 Crushing

13.2.1 Esaase Source

ROM Esaase material P100 of 800 mm is loaded onto haul trucks which transport the material approximately 28 km to Obotan, where it is crushed in the crushing plant and thereafter joins the Obotan crushed material ahead of feeding to the milling circuit.

13.2.2 Obotan Source

The primary crushing circuit consists of a single tip with a dedicated ROM bin and a single jaw crusher in open circuit. Primary crusher product reports to the COS. The ROM is drawn from the ROM bin at a controlled rate by a single, variable speed apron feeder, and fed directly to the jaw crusher. The speed of the apron feeder is controlled to maintain crusher throughput. Fine material spillage from the apron feeder reports to the primary crushing conveyor, where it is combined with the primary crusher product (P100 300 mm, P80 125 mm). The primary crushing conveyor is fitted with a belt magnet to remove any tramp iron material. The primary crushing conveyor discharges the crushed material onto the COS.

13.3 Milling

The milling circuit is configured as a SAG milling, ball milling, crushing circuit (SABC circuit) comprising a primary SAG mill, a secondary ball mill and a pebble crushing circuit. The SAG mill operates in reverse open circuit, discharging directly into the ball mill discharge sump, and in closed circuit with the pebble crusher. The ball mill discharges into a sump from where the slurry is pumped to the cyclone classification circuit. A portion of the cyclone underflow (84% target) is diverted to the three gravity concentration units, each with its own scalping screen, removing the oversize fraction and diverting this back to the ball mill discharge sump. The remaining cyclone underflow portion reports back to the ball mill discharge sump for further grinding. Gravity recovered gold concentrate reports to an intensive leaching reactor circuit (ILR) while the gravity tailings fraction reports back to the ball mill discharge sump.

Cyclone overflow gravitates to the pre-leach thickening circuit, comprising a single high-rate thickener, where it is thickened to approximately 50% solids ahead of leaching and gold adsorption in the CIL circuit. Supernatant solution overflowing the thickener is recycled back to the process plant. Quicklime is stored in a 100 t silo and is metered onto the mill feed conveyor using a variable speed screw feeder. Quicklime is delivered to site by tanker and pneumatically transferred to the lime silo using an off-loading blower. A ball loading system is used for loading of grinding media into the SAG mill (via the mill feed conveyor).

13.4 Gravity Gold Recovery

Gravity concentrate originating from the three milling gravity recovery concentrators is treated in two ILRs. These reactors contain elevated levels of cyanide, caustic soda, and oxygen to enable maximum leaching of the precious metals in the concentrate. Leach residence time is approximately 18 hours. At the end of the leach cycle the pregnant solution is treated for Au recovery in two dedicated electrowinning cells to facilitate separate metallurgical accounting. ILR residue is pumped to the mill discharge sump. Overall gravity recovery is approximately 50%.

13.5 Pre-leach Thickening

The secondary ball mill classification cyclone overflow stream gravitates to a horizontal vibrating trash removal screen, to remove any coarse particles, wood fragments, organic material and plastics that would otherwise become locked up with the circuit carbon and block the CIL inter-tank screens. The trash screen oversize reports directly to a trash bin, whilst the underflow reports to the pre-leach thickener, via a two-stage sampling system.

The pre-leach thickener is a high-rate thickener producing an underflow product of between 50% to 60% solids (w/w). The thickened underflow slurry is pumped to the existing CIL circuit by means of an underflow pumping installation.

The thickener overflow product gravitates to the process water circuit. Flocculant and lime are added to the circuit.

13.6 Carbon-in-leach

The CIL circuit comprises 8 agitated tanks, numbered 0 to 7. Oxygen (90% purity) from the three, pressure swing absorption (PSA) plants, is added to all tanks. The first tank has 3 intensive reactor injection units installed in the slurry feed line, and operating in parallel, to elevate the dissolved oxygen level to approximately 20 ppm. The remaining tanks are sparged to target 17 ppm dissolved oxygen. This process enhances the dissolution of oxygen into the leach slurry, minimizing cyanide consumption and improving leach kinetics by increasing the dissolved oxygen concentration. Total slurry circuit residence time is approximately 17.4 hours. Carbon concentration per stage is 11 g/L with an anticipated loaded carbon value of 1,250 g/t. Daily loaded carbon recovery is approximately 10 t.

13.7 Tailings and Detoxification

As per EPA guidelines, the CIL tailings need to be discharged with a final cyanide concentration of less than 50 g CNWAD/m3 at the TSF spigot.

The current plant operating parameters utilize hydrogen peroxide as needed for cyanide detoxification of the CIL tailings. Provision has been made to use the INCO air/SO2 process for cyanide detoxification. The current detoxification circuit comprises a cyanide destruction feed box, gravity feeding into a single agitated tank, with a blower air sparging facility.

The detoxification process utilizes SO2 and air in the presence of a soluble copper catalyst to oxidize cyanide to the less toxic compound cyanate (OCN). Sodium meta-bisulphite (SMBS) is used as the SO2 source and is dosed into the cyanide destruction feed box as a 20% weight/volume (w/v) solution. The detoxification process requires the presence of soluble copper to act as a catalyst and to ensure that any free cyanide present is bound to copper as a CNWAD component. Provision is made for the preparation and dosing of a copper sulphate solution, for dosing to the cyanide destruction feed box as a 15% w/v solution when required. Oxygen required in the reaction is supplied by sparging of blower air into the cyanide detoxification tank. The reaction is carried out at a pH of 8.5 which is maintained by controlled lime addition to the cyanide destruction feed box. The detoxified tailings are then pumped to the TSF. Supernatant TSF water is recovered via a barge pump and recycled to the plant as process water.

13.8 Carbon Treatment

Carbon is received from the loaded carbon recovery screen and loaded directly into the acid wash column. The carbon treatment circuit is designed to handle a batch size of 5 t of loaded carbon per elution. Based on the mass balance, an average of 60 elutions are required per month. The circuit comprises cold acid washing, using a 3% HCl concentration, to remove inorganic foulants such as carbonates, a split Anglo American Research Laboratories elution process operated at approximately 125°C, using an eluant solution comprising 3% NaCN and 3% NaOH, regeneration of the eluted carbon in a rotary kiln at 750°C to remove organic foulants such as grease and oils, and ultimate electrowinning of the pregnant solution in four dedicated electrowinning cells situated in the gold room.

13.9 Electrowinning

Currently the pregnant leach solution (PLS) from the ILR is collected in the ILR pregnant solution storage tank. This pregnant solution is circulated through two dedicated electrowinning cells via a common steady head tank.

Pregnant solution from the carbon elution circuit is collected in either one of the two eluate storage tanks. This solution is circulated through a dedicated electrowinning circuit consisting of four cells operating in parallel via a common steady head tank.

Gold is deposited on the electrowinning cell cathodes as a sludge while the solution is circulated until the desired barren gold concentration is achieved, or the cycle time has elapsed. After completion of an electrowinning cycle, barren solution is sampled before being pumped to the CIL feed circuit for disposal. Loaded cathodes are removed periodically from the cells, the gold sludge is washed off using a high-pressure washer after which the washed solution is decanted.

13.10 Gold Room

Electrowon gold is recovered from the electrowinning cells using high pressure water jet sprays. The precious metal slurry is then dried in a drying oven at approximately 110°C to remove associated moisture. Once dried the precious metal powder is smelted in the melting furnace at approximately 1,700°C with fluxes, such as borax, sodium carbonate and silica to remove base metallic impurities such as copper, iron etc. The molten bullion mixture is then poured in moulds, allowed to solidify cleaned and stamped with the mine name and sequential bar number. Gold content varies from 85% to 90%, with approximately 10% silver and approximately 2% to 5% base metal content. The bars are dispatched periodically to a refiner for production of 99.99% gold bars.

14 PROJECT INFRASTRUCTURE

14.1 Existing Infrastructure

14.1.1 Obotan - Existing Site Infrastructure

Current site infrastructure at Obotan includes:

  An established mining operation with various structures, including offices, stores, workshops and fuel storage facilities

  A CIL process plant with various structures, including offices, stores, workshops and reagent storage / mixing facilities

  An administration block, training facilities, exploration offices, core storage area, clinic and analytical laboratory

  Senior and junior accommodation facilities located to the west of the Obotan Mine

  Tailings storage facility

  Waste rock dumps at Nkran, Akwasiso, and Dynamite Hill

  Multiple operating boreholes for water supply

  Water treatment plant (construction in progress)

  A 161 kV incoming power line from the Asawinso substation

  Mobile communications facilities. A Vodafone tower is located at the Obotan camp and MTN connectivity is also available.

14.1.2 Esaase - Existing Site Infrastructure

Current infrastructure at Esaase includes:

  An exploration camp and office

  A geological core shed

  Basic camp requirements such as a clinic, offices, kitchen, accommodation, potable water services, power supply, IT connectivity, radio communications and sewage system

  Mine service facilities, including mobile equipment workshops, wash bays, fueling stations, and administrative buildings

  Water treatment plant

  Waste rock dumps

  Community services including hospital and community boreholes

  33 kV overhead power line supplied by the Electricity Company of Ghana (ECG).

14.2 Waste Rock Storage Facilities

WSRFs associated with mining operations are constructed to meet the requirements of the Ghanaian Mining Regulation guidelines.

14.3 Tailings Storage Facility

The TSF is located near the process plant and consists of multi-zoned downstream raised perimeter embankments.

14.4 Storm Water Management

The surface water management system consists of a clean water diversion system to control the run-off from the higher lying natural environment and storm water system to capture the contaminated storm water from operational areas.

15 CAPITAL AND OPERATING COSTS

15.1 Capital Cost Estimate

The AGM is an established operating mine that has been in operation since early 2016. Most of the infrastructure to support the LOM is already in place and continues to be in operation as at the effective date of this report.

The existing processing plant at the AGM commenced production in 2016. The plant was erected close to the Nkran deposit and several satellite orebodies. The plant has a throughput capacity of 5.8 Mtpa ore. There are no notable plant modifications envisaged in this study.

In 2018, the AGM commenced development of the Esaase orebody. All existing infrastructure between Obotan and Esaase, including a 28-km haul road, is established and is presently utilized for haulage of the stockpile material.

The AGM also constructed infrastructure to support the mining of satellite deposits at Akwasiso and Dynamite Hill. The Akwasiso deposit was in production until 2022, and the Dynamite Hill deposit was in production between 2017 to 2019.

Relatively few new infrastructure is required to support the current LOM. These include:

  New 11-km haul road to Miradani North deposit

  Utilities for newly established sites (Abore, Adubiaso, and Miradani North)

  Crop compensation and partial resettlement of affected structures/land within 500 m buffer of pits

  Diversion of affected public roads

  Contractor site establishment (admin building, change house, workshop, laydown, mess, etc.)

  TSF Stages 7 and 8 (note Stage 7 is under construction at the time of this report)

Capital costs are summarized below in Table 15-1.

The base date for the capital cost estimate is Q4 2022 and it is expressed in US dollars.

Table 15-1 Capital expenditure summary

Description	Total ($000 USD)
Growth Capital
Capitalized Waste Stripping (Nkran)	258,532
Site Establishment	58,361
Total Growth Capital	316,893
Sustaining Capital
Capitalized Waste Stripping	169,846
Site Establishment	23,024
Tailings Storage Facility and Water Treatment	44,748
Plant and Infrastructure	27,477
Total Sustaining Capital	265,095
Closure and Reclamation	80,857
Total Capital Cost	662,845

Classification of growth versus sustaining capital is based on World Gold Council, Guidance Note on Non‐GAAP Metrics: All‐in Sustaining Costs and All‐in Costs.

15.2 Operating Cost Estimate

The AGM operating costs are summarized in Table 15-2.

Table 15-2: Operating expenditure summary

Description	LOM Total $000 USD	Cost per oz (US$/oz)
Mining, Ore Transport and Rehandling	824,499	447
Processing Cost	528,273	286
Site and Corporate G&A	293,534	159
Royalties	161,960	88
Transport and Refining	8,251	4
Total Operating Cost	1,816,517	984

Note: Mining costs above are exclusive of deferred stripping

16 ENVIRONMENTAL STUDIES, PERMITTING & SOCIAL / COMMUNITY IMPACT

The key environmental and social legislation in Ghana are the Environmental Protection Agency Act 1994 (Act 490) and the Environmental Assessment Regulations 1999 (LI 1652). The EPA is the regulatory body that administers these laws. In accordance with the traditional regulatory approach, a number of legally binding conditions for mitigating biophysical and social impacts of the Project must be carried out once an environmental permit is obtained.

Following the required engagements, regulatory site visits, and submission of the relevant documentation, the AGM has successfully obtained and renewed its MOP since commencement of operation in 2016 and is currently operating under the 2021 MOP issued in January 2021. The latest Environmental Certificate for the AGM (gold mining and mineral processing) was issued in July 2021 and is valid for three years following which it will be due for renewal.

A mining area application was submitted to the Minerals Commission in 2012 for the Esaase concession, which defined the location of the proposed mine on the concession as well as locations of the pits, waste rock dumps and other related mining infrastructure and facilities. The mining area application was approved by the Minerals Commission and a Temporary MOP issued that same year. In 2014, further work was conducted to optimize the Project. The Minerals Commission was regularly updated on the Project and a formal application was submitted to the Minerals Commission in December 2016 which led to issuance of the permanent MOP for the Esaase concession in January 2017.

An updated ESIA was prepared by the AGM and submitted to the EPA during 2017 to incorporate a 27-kilometre haul road, to facilitate truck ore haulage from Esaase to Obotan. This ESIA was approved by the EPA and an environmental permit issued for the expanded Obotan Gold Mining and Processing Project (permit received in August 2019). The 27-kilometre overland conveyor was removed from the May 2020 version of the EPA permit at the request of the AGM.

The AGM has a catchment area with thirty-five villages and approximately 135,000 inhabitants, based on the 2010 Ghana population census. Of these thirty-five communities, five (Nkran, Tetrem, Esaase, Abore and Miradani) are directly impacted thereby necessitating either a partial or total resettlement. As a result, the AGM has consistently, and directly, engaged with the affected catchment communities since commencement of the Obotan project.

A stakeholder engagement and action plan was developed, with broad stakeholder groups and committees established in the communities, to keep members of the communities fully updated on the Project and to deepen their relationship with AGGL, thereby building a strong linkage with the local population. This approach ensured effective information flow between the Company and the catchment communities and provided the platform for building strong and collaborative working relationships with project stakeholders.

17 CONCLUSIONS AND RECOMMENDATIONS FROM THE 2023 TECHNICAL REPORT

The AGM is a large scale, multi-deposit gold asset that is managed and operated by Galiano. Since declaring commercial production, the AGM has produced on average 230,000 oz of gold per year, with record production of approximately 251,000 oz in 2019. AGGL holds the largest land package on the highly prospective and underexplored Asankrangwa gold belt. As at the effective date of the AGM's 2023 Technical Report, the AGM comprises of nine deposits which contain 2.1 Moz contained Au of proven and probable mineral reserves, 3.5 Moz contained Au of Measured and Indicated Mineral Resources (inclusive of mineral reserves), and 1.1 Moz contained Au of Inferred Mineral Resources.

The new LOM plan outlines a mine life of 8.5 years, averaging gold production of 217,000 ounces per year, with a NPV of $343 million (using a 5% discount rate and gold price of $1,700/oz).

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this AIF. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this AIF. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

A reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the AGM (the nearest IFRS measure) is incorporated by reference into this AIF from Section 8.1 of the MD&A for the years ended December 31, 2023 and 2022 (the "2023 MD&A"). The 2023 MD&A is available under the Company's SEDAR+ profile at www.sedarplus.ca.

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's "new projects" and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the AGM's results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2023 and 2022.

A reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measure) is incorporated by reference into this AIF from Section 8.2 of the 2023 MD&A. The 2023 MD&A is available under the Company's SEDAR+ profile at www.sedarplus.ca.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Galiano that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the business of the Company and its involvement in the gold exploration and development industry.

An investment in the securities of Galiano is considered speculative and involves a high degree of risk due to, among other things, the nature of Galiano's business and the present stage of development and operations of the AGM. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the Company are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to the operations and business plans of the Company. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2023, or with reference to information, which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

A summary of the principal risks that the Company faces are as follows:

  the value of the Company's mineral reserves and mineral resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile, and gold can be subject to long periods of depressed prices;

  the estimation of mineral reserves and mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The Company's estimates of mineral reserves and mineral resources may be subject to revision based on various factors, some of which are beyond its control;

  operational risks related to operating in Ghana;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and the SEC and those which are discussed below.

Operational risks

Mineral Reserves and Resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

In addition, the mineral reserve and MREs for the AGM are updated from time to time as the geological and technical information on the mineralization increases. These mineral reserve and mineral resource updates may result in reclassification of resources from one category of resources to another and these reclassifications may have a follow-on impact on reserves. To the extent that these reclassifications of resources are from a higher category to a lower category, there may be a resulting negative impact on related mineral reserves. Any reduction of reserves resulting from reclassification of resources may ultimately impact on project economics, including net present values and internal rates of return, and may result in the Company recognizing an impairment of the value of the AGM. For future projects, these reductions may impact adversely on production decisions. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company's mineral resources constitute or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company's proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the AGM to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the financial results of the Company.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Metallurgical Recoveries

On February 25, 2022, the Company reported detecting an increase in gold grades in tailings product leaving the processing facility at the AGM. The assays indicated total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Consequently, gold recovery has been negatively impacted. The AGM's NI 43-101 Technical Report effective December 31, 2019 (and amended and restated on June 9, 2020) described areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery.

There is no assurance that the Company will ascertain the cause of lower recoveries at the AGM or be able to return recoveries at the AGM to an economic level without undertaking significant capital expenditures at the AGM and/or temporarily suspending its operations at the AGM.

On September 29, 2022, the Company provided an update on the independent metallurgical test work conducted on the Esaase deposit. The program consisted of lab scale carbon-in-leach bottle roll tests conducted on a total of 8 bulk composites derived from mineralized drill core increments from the 2022 metallurgical drilling campaign at Esaase. The composites were selected to represent variations in lithological domains, oxidation states, visually logged carbon and gold grade. Overall weighted average gold recoveries of 87% were achieved for the Esaase deposit. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

Life of mine plans

LOM estimates for each of the properties are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. The LOM plan for the AGM will be updated from time-to-time to reflect current geological, technical and economic information and the Company's plans for the operation and expansion of the AGM may change materially from current planned operations based on the results of an updated LOM plan. Any such updates may result in changes to the LOM that could negatively impact the operations and financial condition of the Company and the AGM, or the share price of the Company.

The Company is currently in the process of reviewing the AGM's new LOM plan. Pending this review, the LOM plan may include changes to the assumptions, estimates, parameters and plans including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Changes to any of these factors may result in negative impacts on the Project economics of the AGM. Changes in the LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company's future financial performance.

Production costs

This AIF and the Company's other public disclosures contain estimates of future production, operating costs, capital costs, estimates of future AISC/oz and other economic and financial measures with respect to existing mines and certain development stage projects. These estimates may change and/or the Company may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within the Company's control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts, which can further result in higher prices for key reagents and consumables;
  labour shortages or strikes;
  litigation;
  terrorism;
  civil unrest and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the future cash flows, profitability, results of operations and financial condition of the Company.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, the Company is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start‐up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave‐ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the Company is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company's operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the Company's development project. If the costs of certain commodities consumed or otherwise used in connection with the Company's operations were to increase significantly and remain at such levels for a sustained period of time, this would have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company's capital expenditures, production schedules, profitability and operating cash flow.

Extraction

A number of factors can affect the Company's ability to extract ore efficiently in the quantities that it has budgeted, including, but not limited to:

  ground conditions;
  geotechnical conditions;
  geological conditions;
  chemical effects;
  efficiency; and
  scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the Company's production schedule. There is no assurance that, in planning and budgeting at the AGM, the Company has foreseen and/or accounted for every possible factor that might cause a project to be subject to suboptimal operation, and such suboptimal operation could have an effect on business, results of operations and financial condition of the Company and on the share price of the Company.

Processing

A number of factors could affect the Company's ability to process ore in the tonnages budgeted, the quantities of the metals and deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

  the presence of oversized material at the crushing stage;
  material showing breakage characteristics different to those planned;
  material with grades outside of planned grade range;
  the presence of deleterious materials in ratios different than expected;
  material drier or wetter than expected, due to natural or environmental effects; and
  viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result, among other things, in lower throughput, lower recovery and/or more downtime which may have an adverse effect on future cash flow, results of operations and financial condition of the Company.

Community risk

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing the successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

As a mining business, the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the Company operates) benefit and will continue to benefit from the Company’s commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The Company may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition of the Company and the Company’s share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining.

Illegal mining

The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues, a loss of ore and disruptions to the operations and relationships with governments and local communities.

Ghana is experiencing an increase in the levels and mechanization of illegal mining activities which, if left unchecked, may result in the misappropriation of ore from the Company’s tenements. The Company, in coordination with the military and police, attempts to exclude illegal mining from our mineral properties, but such efforts may not always be successful. Failure to secure the Company’s mineral properties from illegal miners could have a material adverse effect on the future cash flows, profitability, results of operations and financial condition of the Company.

Equipment malfunctions

The Company's various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial results of the Company.

Infectious Diseases

Outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats could cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns, the inability to sell precious metals or the inability to operate, produce, and ship dore from the AGM site to be refined.

At this time, the Company cannot accurately predict what effects the outbreak of other infectious diseases will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by infectious diseases, or the occurrence of other similar health crises, and the adverse economic and financial impacts arising therefrom, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's Common Shares.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices, closure and rehabilitation requirements and taxation. Compliance with these laws may require significant expenditures. If the Company is unable to comply fully, they may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the Company to be unable to obtain or maintain required permits. There can be no assurance that the Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results of the Company.

New laws, regulations and administrative interpretations, amendments to existing laws and regulations or administrative interpretations, or more stringent enforcement of existing laws, regulations and administrative interpretations, whether in response to changes in the political or social environment the Company operates in or otherwise, could have a material and adverse effect on the future cash flows, results of operations and financial condition of the Company.

Key employees

The ability of the Company to effectively manage its corporate, exploration and operations teams, as applicable, depends in large part on the ability of the Company to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company face competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the business, financial condition and/or operational results of the Company.

Labour disruptions

The Company is dependent on its workforce and the workforce of its contractors to extract and process minerals. Relations between the Company and its employees, as well as between contractors and their employees, may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at the Company's properties could have a material adverse impact on its business, results of operations and financial condition and that of the Company. A number of the Company's employees are represented by labour unions under various collective labour agreements, which are subject to renegotiation and renewal at or near the termination of these contracts. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company's facilities in the future. Any work stoppage or strike by union or other employees could have a material adverse effect on the Company's earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries, and may be impacted by global events, including:

  political risks;
  war, terrorism and civil disturbance risks;
  risks related to changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
  risks in respect of the cancellation or renegotiation of contracts;
  the risk of the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
  the risk of expropriation and nationalization; and
  the risk of delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

The conflict in the Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in a material adverse effect on the Company.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the Company, compliance with applicable anti‐corruption laws, including the Foreign Corrupt Practices Act of 1977, a United States federal law, the Corruption of Foreign Public Officials Act of 1988, a Canadian anti-corruption law applicable to Galiano, or other similar laws of other jurisdictions, by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd‐Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the ability of the Company to assist in minimizing its expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the financial position and/or results of operations of the Company. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the future cash flows, earnings, results of operations and/or financial condition of the Company.

Contractors

The Company uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the Company's control, including:

  negotiating agreements with contractors on acceptable terms;
  securing mining contractor services upon a restart of mining operations;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with the Company;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition of the Company.

Mining dangers

Mining operations generally involve a high degree of risk. The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and health and safety issues

Routine safety inspections are conducted across the AGM site with any non-conformances reported through the safety, health & environment management system. Weekly inspections are conducted at the mining contractor workshops, fuel depot, process plant, and other external areas as required. With regards to the TSF, the Company employs a series of monitoring boreholes around the perimeter of the TSF, which are regularly monitored for ground water contamination. The TSF is inspected on a daily basis for signs of stress or damage and to ensure structural integrity. It is also audited every quarter, including for structural integrity, by independent third-party consultants and their report is submitted to the Ghanaian EPA.

Although the Company monitors its mining and disposal sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

  the Company has been or will be at all times in compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

  the Company's compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will not be challenged; or

  the costs of compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will be economical and will not materially or adversely affect the Company's future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if the Company is ultimately successful, the Company may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at the Company's mines or projects that the Company may be unaware of. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mine sites or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of the Company or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the Company's properties and other penalties and liabilities related to associated losses, including, but not limited to:

  restrictions on or suspension of the activities of the Company;
  loss of rights, permits and property, including loss of the Company's ability to operate in that country or generally;
  completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
  premature reclamation of operating sites; and
  seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition of the Company and the share price of the Company.

In Ghana, the Company is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company's obligation to reclaim property after minerals have been mined from the site. Further, the Company is required to provide security to the Ghanaian EPA for the performance by the Company of its reclamation obligations in respect of the Abirem, Abore and Adubea mining leases. Although the Company has currently made provision for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that increased environmental regulation resulting therefrom may adversely affect the operations of the Company. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

There is no assurance that the response of the Company to the risks posed by climate change and the corresponding legislation and regulation will be effective, and the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Health and Safety Risks - Pandemics

The Company and its workforce are exposed to diseases and/or pandemics such as malaria, dengue, COVID-19, chikungunya, among others. Such diseases and/or pandemics represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the Company.

As a result of such diseases and/or pandemics, and workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the future cash flows, earning, results of operations and financial condition of the Company.

Permitting

The operation, exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the AGM's development plans or impede the operation of a mine, which could adversely impact the Company's operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocations of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to otherwise maintain continued operations.

The Company's ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company's property holdings, can be uncertain and may be contested and the Company's properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company's title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Company's title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. The Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the Company's operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company's operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo‐mechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over‐steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third‐party reviewers and auditors who use industry‐standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may occur at the AGM which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Infrastructure and water access

The Company's operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and/or results of operations of the Company.

The Company's failure to obtain needed water permits, the loss of some or all of the Company's water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Exploration and Development Risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the Company will be successful in its exploration efforts.

The Company's ability to declare mineral reserves is dependent on a number of factors, including the geological and technical expertise of the Company's management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the Company has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

Mine development

The execution of the AGM's development plans will require the development and operation of various mining pits, the resettlement of villages, upgrades to the existing haul road, and TSF lifts. As a result, the Company is and shall continue to be subject to many of the risks associated with establishing new mining operations including:

  the availability of funds to finance construction and development activities;

  the receipt of required governmental approvals and permits;

  the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies, among others;

  adequate access to the site and unanticipated transportation costs or disruptions; and

  potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the AGM is dependent in connection with its development plans, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the Company's development plans could delay or prevent the development of the mine as planned.

Risks Relating to the Value of Securities

Market price of Common Shares

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile. The market price of the Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: operating performance and the performance of competitors and other similar companies, volatility in metal prices, the public's reaction to news releases on developments at mines and other properties, material change reports, other public announcements and the Company's filings with the various securities regulatory authorities, changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector, changes in general economic and/or political conditions, the number of Common Shares to be publicly traded after an offering of Common Shares, the arrival or departure of key personnel and acquisitions, strategic alliances or joint ventures involving the Company's or its competitors.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of its operating performance. The variables which are not directly related to the Company's success and are, therefore, not within the Company's control, include developments that affect the market for mining company shares, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made the price of the Common Shares volatile and suggest that the Common Share price will continue to be volatile in the future.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where these companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short‐term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

Dilution from exercise of outstanding stock options or settlement of share units

The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. In addition, the Company has outstanding share units, representing a right to receive Common Shares on vesting and satisfaction of the settlement conditions. The exercise of the stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and the Company's ability to raise equity capital in the future at a time and price which deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional stock options and share units. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders' percentage interest in the Company.

The Company has never paid dividends and may not do so in the foreseeable future

The Company has not declared or paid any regular dividends on its Common Shares. The Company's current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of its business. The Company does not intend to pay cash dividends on the Common Shares in the foreseeable future. The Company will not declare or pay any cash dividends until such time as its cash flow exceeds its capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing arrangements, business opportunities and conditions and other factors, or the Board determines that its shareholders could make better use of the cash.

Financial Risks

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the outbreak of COVID‐19 and any future emergence and spread of diseases and/or pandemics. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

Gold price fluctuations

The Company's revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Although the Company has from time to time entered into hedging instruments to manage the AGM's exposure to gold price risk, the Company may not do so in future. Fluctuations in gold prices may materially and adversely affect the financial performance or results of operations of the Company and the Company.

Insufficient financing

To fund growth, the Company may choose to secure necessary capital through loans or other forms of financing. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and their respective projects.

In addition, the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing that may become necessary for the development plans of the Company may result in a delay or indefinite postponement of exploration, development or production on any or all of the properties of the Company.

Shareholder dilution

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to NCIBs, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board, in many cases, without the approval of shareholders. The Company cannot predict the size of future issuances of Common Shares or the issue of securities convertible into Common Shares of Galiano or the effect, if any, that future issuances and sales of the Company's Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution to present and prospective holders of Common Shares.

Interest rates

Globally, central banks have implemented or indicate that they intend to implement increases to the interest rate charged to commercial banks in the short term to combat inflationary pressures. Increases in interest rates could cause the Company's cost of capital to increase, which in turn may affect the feasibility of financing future development projects. In addition, the Company's financial results are affected by movements in interest rates, as it forms an important factor in the estimation of the fair value of certain assets and liabilities of the Company.

Foreign currency and foreign exchange

The Company receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Similarly, the Company raises its capital in Canadian dollars and US dollars, as applicable, yet incurs expenses in foreign currencies including the Euro and British Pound. Each of these currencies fluctuates in value and is subject to its own country's political and economic conditions and the Company are therefore subject to fluctuations in the exchange rates between the US dollar, the Canadian dollar and these currencies. These fluctuations could have a material effect on the future cash flow, business, results of operations and financial condition of the Company and on the share price of the Company. Foreign currency fluctuations may also lead to higher‐than‐anticipated construction, development and other costs. The Company do not currently hedge against currency exchange risks, although they may do so from time to time in the future.

Credit rating downgrade

Any debt issued by the Company may have a non‐investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the credit ratings of the Company will generally affect the market value of any debt of the Company. Additionally, credit ratings may not reflect the potential of risks relating to the structure of any debt of the Company. Any future lowering of the ratings for the Company likely would make it more difficult or more expensive to obtain debt financing.

Taxation

The Company have operations and conduct business in a number of different jurisdictions and are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the ability of the Company to repatriate earnings and otherwise deploy assets. In addition, the Company are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which, if levied, would negatively affect the financial condition and operating results of the Company.

Tax consequences for foreign controlled Canadian companies

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities of the Company.

Repatriation of funds

The Company may need to repatriate funds from foreign affiliates to service indebtedness or fulfill the Company's business plans, in particular in relation to ongoing expenditures at development assets unrelated to the AGM. Galiano may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2023 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In 2023, the Company elected not to obtain an attestation report from the Company's independent auditors addressing the effectiveness of the Company's internal controls over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements and/or regulatory sanctions, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Moreover, the Company's management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. Any such errors or fraud could cause the Company to be required to amend its financial statements, result in regulatory sanction and/or liability, any of which could harm the Company's financial results, results of operation, business or share price.

Public company obligations

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of non-compliance. Any non-compliance with these regulations could have an adverse effect on the Company's share price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the assets of the Company is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The fair value estimates of the Company are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the Company do not achieve their valuation assumptions, or they experience a decline in the fair value of their reporting units, it could result in an impairment charge, which could have an adverse effect on the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the financial condition and results of operations of the Company in the future.

Corporate risks

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the past insurance losses and records of the Company and general market conditions. Available insurance does not cover all the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the financial condition and/or results of operations of the Company.

Litigation

The Company may be subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the financial performance, cash flow and results of operations of the Company.

In the event of a dispute involving the foreign operations of the Company's affiliates, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Galiano's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Galiano does not have control over how it is perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the Company and the Company's share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive and may be unsuccessful. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. Such risks include, but are not limited to:

  there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;
  a material ore body may prove to be below expectations;
  the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;
  the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, suppliers and contractors; and
  the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its IT systems. User access and security of all IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the IT systems of the Company are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The IT systems of the Company could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the employees or vendors of the Company. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other negative events in respect of the IT systems of the Company not described herein occur, the business, financial condition or results of operations of the Company could suffer. In that event, the market price of the Company's securities may decline, and investors could lose part or all of their investment.

Negative cash flow from operating activities

The Company has had negative cash flow from operating activities in prior years and may continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Company's securities, which could cause investors to lose part or all of their investment.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted above do not necessarily comprise all risks faced by the Company. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed, and their financial condition and results of operations may suffer significantly.

DIVIDENDS AND DISTRIBUTIONS

Galiano has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Board from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Galiano's authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2023, there were 224,972,786 Common Shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company's shareholders. The holders of the Company's Common Shares are entitled to receive during each year, as and when declared by the Board, dividends payable in money, property or by the issue of fully paid Common Shares of Galiano. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Galiano's assets among shareholders for the purpose of winding-up its affairs, the holders of the Company's Common Shares are entitled to receive Galiano's remaining property.

The Company was previously authorized to issue unlimited preferred shares without par value or restrictions. Following the Company's Annual General and Special Meeting of shareholders held on April 30, 2020, the Company amended its Notice of Articles to remove preferred shares from the Company's capital structure.

(a) Base Shelf Prospectus

On December 21, 2022, the Company filed the Prospectus under which the Company may sell from time-to-time Common Shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. No securities have been issued under the Prospectus.

As at March 26, 2024, there were 253,643,454 shares issued and outstanding, which includes the 28.5 million common shares issued to Gold Fields on March 4, 2024 under the Acquisition.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Galiano shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's Common Shares trade on the TSX and NYSE American under the symbol "GAU". The following tables set out the low and high sale prices and the volume of trading of the Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE American for the months indicated (US Dollars).

Month	TSX Price Range		Total Volume
	High (C$)	Low (C$)
January 2023	0.84	0.68	532,300
February 2023	0.83	0.66	401,900
March 2023	0.80	0.62	556,600
April 2023	0.97	0.79	1,503,600
May 2023	0.99	0.74	617,700
June 2023	0.82	0.68	1,378,200
July 2023	0.88	0.75	1,534,600
August 2023	0.86	0.78	3,142,300
September 2023	0.94	0.79	425,300
October 2023	0.84	0.72	2,813,900
November 2023	0.90	0.71	3,100,100
December 2023	1.32	0.82	3,886,200
January 2024	1.46	1.17	2,045,800
February 2024	1.40	1.09	1,604,800
March 1 to 22, 2024	1.66	1.24	3,568,500

Month	NYSE American Price Range		Total Volume
	High ($)	Low ($)
January 2023	0.63	0.50	6,800,400
February 2023	0.62	0.48	7,534,500
March 2023	0.59	0.46	6,993,700
April 2023	0.72	0.58	8,019,400
May 2023	0.74	0.54	7,223,300
June 2023	0.63	0.55	3,876,800
July 2023	0.67	0.55	4,342,200
August 2023	0.64	0.57	3,529,100
September 2023	0.71	0.58	2,910,000
October 2023	0.61	0.52	3,193,600
November 2023	0.65	0.52	3,754,200
December 2023	1.00	0.60	12,706,100
January 2024	1.09	0.86	7,245,600
February 2024	1.04	0.80	6,306,900
March 1 to 22, 2024	1.23	0.91	10,666,747

PRIOR SALES

The Company does not have any classes of Common Shares or preferred shares that are outstanding, but not listed or quoted on a marketplace.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company from January 1, 2023 to December 31, 2023.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise	Exercise price per Common Share
April 6, 2023	Share Option	4,294,000	C$0.85
May 15, 2023	Share Option	280,000	C$0.93

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Galiano's directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Galiano expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
PAUL N. WRIGHT(4) Chair, Director British Columbia, Canada	Mr. Wright served as President and Chief Executive Officer of Eldorado from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

	Mr. Wright was appointed as Interim President and CEO of Centerra Gold Inc. on September 6, 2022 until May 1, 2023. He continues to serve as a director of Centerra since May 2020.	April 1, 2020 until present
MICHAEL PRICE(3)(5) Director London, UK	Dr. Price is a mining finance consultant and advisor with over 35 years of experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

	Dr. Price currently serves on the board of Entrée Resources Ltd and formerly on the board of Eldorado.	February 6, 2014 until present
JUDITH MOSELY(3)(5) Director Surrey, UK

Ms. Mosely is a retired banking executive with over 20 years’ experience in the mining and metals banking sector. She most recently held the position of Business Development Director for RMB in London with responsibility for developing the bank’s African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc and Eldorado Gold, and sits on the board of Women in Mining in the UK.

Ms. Mosely holds a Masters in Sustainability Leadership from the University of Cambridge and serves as Chair of the Company’s Sustainability Committee.

January 1, 2020 until present

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
DAWN MOSS(4)(5) Director British Columbia, Canada	Ms. Moss brings over 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold Corporation. She has served as a director on private and public boards of domestic and international companies, serving most recently as a board and committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

	Ms. Moss serves as Chair of the Company’s Compensation, Governance and Nominating Committee.	September 15, 2021 until present
GREG MARTIN(3)(4) Director British Columbia, Canada	Mr. Martin brings more than 25 years of experience in the natural resources industry, he is currently CFO of Nevada Copper, and previously from 2012 to 2021 as CFO of SSR Mining where he led all financial and risk management operations, as well as being responsible for IT, legal and non-operating countries.

Mr. Martin is a Member of the Association of Professional Engineers and Geoscientists of BC, and a Chartered Professional Accountant.

	Mr. Martin serves as Chair of the Company’s Audit Committee.	June 2, 2022 until present
MATT BADYLAK President and Chief Executive Officer and Executive Director British Columbia, Canada	Mr. Badylak was appointed to the position of President and Chief Executive Officer on June 14, 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Mr. Badylak is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Mr. Badylak held progressively senior roles with Eldorado, culminating in General Manager, Kisladag. Throughout his career, Mr. Badylak has built strong, result orientated teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

	Mr. Badylak holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.	August 17, 2020 until present
MATTHEW FREEMAN Executive Vice President and Chief Financial Officer British Columbia, Canada	Mr. Freeman has been with Galiano since 2020 and brings extensive financial experience coupled with deep knowledge of the mining sector. Mr. Freeman has a successful track record in senior roles; as CFO of Energold Drilling he navigated through a successful corporate restructuring, and prior to that, held senior financial positions at SSR Mining, where he played a key financial role in its growth to becoming a mid-tier gold producer, leading initiatives on financial reporting, risk management, treasury management, as well as M&A activities.	April 14, 2022 until present

Notes:

(1) The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2) Each of the Company's directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company's officers serve at the determination of the Board.

(3) Member of the Audit Committee.

(4) Member of the Compensation, Governance and Nominating Committee.

(5) Member of the Sustainability Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 1,051,090 Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Paul N. Wright was a director of Nordic until November 17, 2012. On July 8, 2013, Nordic announced that it had requested a court-appointed administrator for itself and two of its subsidiaries. The appointment of the administrator was terminated on September 1, 2014, when Nordic entered into an agreement with its creditors and lenders regarding a debt write-off. The final condition for the debt write-off was satisfied on September 10, 2014 and Nordic has since completed the repurchase of its outstanding bank debt from its lenders.

Mr. Matthew Freeman joined Energold Drilling Corp. ("Energold"), on August 31, 2019 as Director of Finance, and on September 13, 2019, Energold sought and obtained an initial order from the Supreme Court of British Columbia under the Companies' Creditors Arrangement Act R.S.C 1985. Following the termination of Energold's Chief Financial Officer on October 1, 2019, Mr. Freeman performed a role commensurate with that function. The transactions contemplated by an Amended Plan of Compromise and Arrangement (the "Amended Plan") closed on March 31, 2020, and on April 2, 2020, the court monitor, FTI Consulting Canada Inc., filed its certificate certifying that the conditions precedent set out in the Amended Plan had been satisfied or waived.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Certain of the directors and officers of Galiano are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's or AGM's properties may be affected, except as disclosed below.

In 2019, Thonket Plant Pool Limited ("Thonket"), a mining contractor of AGGL, filed a dispute with an arbitration tribunal alleging AGGL breached the terms of a services agreement and Thonket claimed approximately $25 million in damages. AGGL contested the alleged claims, and the claim was heard before an arbitrator. In March 2023, the arbitrator ruled in favour of AGGL that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. AGGL, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. AGGL therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of December 31, 2023 by AGGL as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Galiano's management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company's outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company's incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Galiano's registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedarplus.ca as required under Section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

Share Purchase Agreement

As previously mentioned, the Company announced on December 21, 2023 it had entered into a binding SPA with Gold Fields to acquire its 45% interest in the AGM JV, increasing Galiano's equity interest in the AGM to 90%, with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest).  Under the terms of the SPA, total consideration payable to Gold Fields was comprised of the following:

  $65.0 million cash payment on closing of the Acquisition, equivalent to Gold Fields' effective interest in the cash balance at the JV;
  the issuance of 28.5 million common shares of the Company on closing of the Acquisition, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;
  $55.0 million of Deferred Consideration. The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and
  $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields also received the Nkran Royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

The Acquisition pursuant to the SPA closed on March 4, 2024.

Amended Investor rights agreement

Under the Investor Rights Agreement, Galiano and Gold Fields have agreed as follows:

The Company has granted Gold Fields a pre-emptive right to maintain its prevailing equity interest in the Company (following the close of the transaction this was 19.9%) in the event that the Company issues Common Shares in future. The pre-emptive right excludes certain types of share issuance, such as those for strategic acquisitions and incentive options, however Gold Fields will have the right to "top-up" to its prevailing percentage before such excluded issuances through participation entitlement in Galiano's next offering of shares for cash. If Gold Fields sells down its position or fails to take up Galiano shares when offered, the pre-emptive right percentage reduces. The pre-emptive right ceases on the earlier of Gold Fields being reduced below 5% (provided that Gold Fields has had the opportunity to "top-up" its pro-rata percentage in an offering of shares for cash prior to any termination for reduction below 5%), the date that, pursuant to a take-over bid, arrangement or other like transaction, business combination or merger, at least 66% of the outstanding Common Shares have been acquired by any person, or the date on which the Investor Rights Agreement is terminated.

Gold Fields has agreed not to vote its Galiano shares against (i) Galiano's proposed nominees for election to the Board; or (ii) any other matters comprising annual shareholder meeting business, or which are otherwise ordinary course of business (however Gold Fields may always abstain from voting). Additionally, Gold Fields has agreed to not sell any common shares during a standstill period of 12 months, unless agreed to in writing by Galiano, acting reasonably.

INTERESTS OF EXPERTS

Names of Experts

1. The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) Bob McCarthy, P.Eng.; Principal Consultant, SRK Consulting;

(b) Glen Cole, P.Geo.; Principal Consultant, SRK Consulting;

(c) John Willis, MAusIMM(CP); Principal Consultant, SRK Consulting;

(d) Oy Leuangthong, P.Eng.; Corporate Consultant, SRK Consulting;

(e) Malcolm Titley, MAIG; Associate Principal Consultant, CSA Global (formerly);

(f) Anoush Ebrahimi, P.Eng.; Principal Consultant, SRK Consulting;

(g) Desmond Mossop, PrSciNat; Principal Engineering Geologist, SRK Consulting;

(h) Ismail Mahomed, PrSciNat; Principal Hydrogeologist, SRK Consulting;

(i) Faan Coetzee, PrSciNat; Director, ABS Africa; and

(j) Mitch Hanger, MAIG; Director, Resource Engineering Consultants

2. Ernst and Young LLP ("EY"), of Vancouver, British Columbia, has prepared the Report of Independent Registered Public Accounting Firm with respect to the audited consolidated financial statements of Galiano for the financial year ended December 31, 2023, and KPMG LLP ("KPMG"), of Vancouver, British Columbia, has prepared the Report of Independent Registered Public Accounting Firm with respect to the audited consolidated financial statements of Galiano for the financial year ended December 31, 2022.

Interests of Experts

To the Company's knowledge, Messrs. McCarthy, Cole, Willis, Titley, Ebrahimi, Mossop, Mahomed, Coetzee, Hanger and Ms. Leuangthong do not hold, directly or indirectly, any of the Company's issued and outstanding Common Shares.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the AGM's 2023 Technical Report. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

EY, the Company's independent registered public accounting firm, have audited Galiano's consolidated financial statements for the year ended December 31, 2023 and KPMG audited Galiano's consolidated financial statements for the year ended December 31, 2022. As at the date of their respective reports, EY and KPMG confirmed that they were independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of Galiano's securities, and securities authorized for issuance under equity compensation plans, is contained in the 2023 shareholders meeting Management Information Circular.

Additional financial information is provided in Galiano's audited annual consolidated financial statements and related MD&A for the years ended December 31, 2023 and 2022.

The scientific and technical contents of this AIF have been reviewed and approved by Richard Miller, P.Eng., VP Technical Services, Galiano Gold Inc., who is a "Qualified Person" as defined by NI 43-101.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2023, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Management's Report on Internal Control over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company's Audit Committee charter can be viewed on the Company's website at  https://www.galianogold.com/corporate/governance/default.aspx.

Composition of Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE American Company Guide. The Company's Audit Committee is comprised of the following three directors that the Board has determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE American Company Guide: Greg Martin (Chairman), Michael Price and Judith Mosely. Each of Messrs. Martin, Price and Ms. Mosely is financially literate within the meaning of National Instrument 52-110 Audit Committees and is able to read and understand fundamental financial statements, including a Company's balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Greg Martin brings more than 25 years of experience in the natural resources industry. He is currently Chief Financial Officer of Nevada Copper, and previously was Chief Financial Officer of SSR Mining, from 2012 to 2021, where he led all financial and risk management operations, as well as being responsible for IT, legal and non-operating countries. Mr. Martin is a Member of the Association of Professional Engineers and Geoscientists of BC, and a Chartered Professional Accountant.

Michael Price is a mining finance consultant and advisor with over 35 years of experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

Judith Mosely is a retired banking executive with over 20 years’ experience in the mining and metals banking sector. She most recently held the position of Business Development Director for RMB in London with responsibility for developing the bank’s African business with international mining and metals companies. Prior to RMB, she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East, Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc and Eldorado Gold, and sits on the board of Women in Mining in the UK.  Ms. Mosely holds a Masters in Sustainability Leadership from the University of Cambridge.

Such education and experience provide each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;
  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
  experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services. These do not include fees for the audit of the statutory financial statements of the JV.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2023 (EY LLP)	Fees Paid to Auditor for Year Ended December 31, 2022 (KPMG LLP)
Audit Fees(1)	C$423,738	C$491,600
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	C$423,738	C$491,600

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.